UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-38358

INSEEGO CORP.

(Exact name of registrant as specified in its charter)

Delaware	**81-3377646**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
9710 Scranton Road, Suite 200	
San Diego, California	**92121**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 812-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	INSG	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issue its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant, based on the closing price of the registrant's common stock on June 30, 2024, as reported by The Nasdaq Global Select Market, was approximately $98.9 million. For the purposes of this calculation, shares owned by officers and directors (and their affiliates) have been excluded. This exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant. The registrant does not have any non-voting common stock outstanding.

The number of shares of the registrant's common stock outstanding as of February 14, 2025 was 15,006,340.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the close of the registrant's fiscal year ended December 31, 2024, are incorporated by reference into Part III of this Form 10-K to the extent stated herein.

TABLE OF CONTENTS

		Page

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. These forward-looking statements include, without limitation, statements that reflect the views of our senior management with respect to our current expectations, assumptions, estimates and projections about Inseego Corp. (the "Company" or "Inseego") and our industry. These forward-looking statements speak only as of the date of this report. We disclaim any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Statements that include the words "may," "could," "should," "would," "estimate," "anticipate," "believe," "expect," "preliminary," "intend," "plan," "project," "outlook," "will" and similar words and phrases identify forward-looking statements (although not all forward-looking statements contain these words). Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified; therefore, our actual results may differ materially from those anticipated in these forward-looking statements as of the date of this report. We believe that these factors include those related to:

- our dependence on a small number of customers for a substantial portion of our revenues;

- our ability to compete in the market for wireless broadband data access products, wireless modem products, and telematics products and services;

- our ability to successfully develop and introduce new products and services;

- the pace of 5G wireless network rollouts globally and their adoption by customers;

- our ability to attract new customers and retain existing customers;

- our dependence on wireless telecommunication operators delivering acceptable wireless services;

- our ability to meet the price and performance standards of the evolving 5G New Radio ("5G NR") products and technologies;

- our ability to develop sales channels and to onboard and execute successfully with channel partners;

- our ability to introduce and sell new products that comply with current and evolving industry standards and government regulations;

- our ability to develop and expand into new markets;

- our ability to properly manage the growth of our business to avoid significant strains on our management and operations and disruptions to our business;

- our reliance on contract manufacturers and third parties to manufacture our products;

- our contract manufacturers' ability to secure necessary supply to build our devices;

- increases in costs, disruption of supply and/or the shortage of semiconductors or other key components of our products;

- our ability to accurately forecast customer demand and order the manufacture and timely delivery of sufficient product quantities;

- our reliance on sole source suppliers for some products and devices used in our solutions;

- our ability to be cost competitive while meeting time-to-market requirements for our customers;

- our ability to meet the product performance needs of our customers in mobile broadband and fixed wireless access markets;

- our ability to make successful investments in research and development;

- our ability to make payments on or to refinance our indebtedness;

- the outcome of any pending or future litigation, including intellectual property litigation;

- our continued ability to license necessary third-party technology for the development and sale of our solutions;

- the introduction of new products that could contain errors or defects;

- our ability to hire, retain and manage qualified personnel to maintain and expand our business.

- our ability to mitigate the impact of tariffs or other government-imposed sanctions;

- conducting business abroad, including foreign currency risks;

- the impact of high rates of inflation and rising interest rates;

- infringement claims with respect to intellectual property contained in our solutions;

- the continuing impact of uncertain global economic conditions on the demand for our products; and

- the impact of geopolitical instability on our business.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other reports we file with the Securities and Exchange Commission (the "SEC"), including the information in "Item 1A. Risk Factors" in Part I of this report. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Unless the context requires otherwise, in this Annual Report on Form 10-K the terms "we," "us," "our," the "Company" and "Inseego" refer to Inseego Corp., a Delaware corporation, and its wholly owned subsidiaries.

Trademarks

"Inseego", "Inseego Subscribe", "Inseego Manage", "Inseego Secure", "Inseego Vision", the Inseego logo, "MiFi", "MiFi Intelligent Mobile Hotspot", "Wavemaker", "Clarity", and "Skyus" are trademarks or registered trademarks of Inseego and its subsidiaries. Other trademarks, trade names or service marks used in this report are the property of their respective owners.

PART I

Item 1.   *Business*

Overview

Inseego Corp. is a leader in the design and development of cloud-managed wireless wide area network ("WAN") and intelligent edge solutions. Our 5G WAN portfolio is comprised of secure and high-performance mobile broadband and fixed wireless access ("FWA") solutions with associated cloud solutions for real time WAN visibility, monitoring, automation and control with centralized orchestration of network functions. These devices are specifically built for the carrier, enterprise and small and medium business ("SMB") market segments with a focus on performance, scalability, quality and enterprise grade security. We also provide a wireless subscriber management SaaS solution for carrier's management of their government and complex enterprise customer subscriptions.

Our 5G products and associated cloud solutions are designed and developed in the U.S. and are used in mission-critical applications requiring the highest levels of security and zero unscheduled downtime. These products support applications such as business broadband for both mobile and fixed use cases, enterprise networking and software-defined wide area network ("SD-WAN") failover management.

Inseego is at the forefront of providing high speed broadband through state-of-the-art 5G products and services to keep enterprise and SMB customers seamlessly connected. With multiple first-to-market innovations through several generations of 4G and 5G technologies, Inseego has been advancing wireless WAN technology and driving industry transformations for over 30 years.

Inseego Corp. is a Delaware corporation formed in 2016 as the successor to Novatel Wireless, Inc., a Delaware corporation formed in 1996. Our principal executive office is located at 9710 Scranton Road, Suite 200, San Diego, CA 92121. Inseego's common stock trades on The NASDAQ Global Select Market under the symbol "INSG."

Recent Developments

Divestiture of Telematics Business

On September 16, 2024, the Company and its subsidiary Inseego SA (Pty) Ltd ("Seller") entered into a Share Purchase Agreement (the "Purchase Agreement") with Light Sabre SPV Limited (which subsequently novated its benefits and obligations under the Purchase Agreement to Ctrack Holdings (the "Purchaser")), pursuant to which Inseego agreed to sell to the Purchaser the entire issued share capital of the Company's Inseego International Holdings Limited subsidiary in exchange for approximately $52 million in cash, subject to certain adjustments. Upon completion of the sale, which occurred on November 27, 2024, the Purchaser acquired the Company's telematics solutions business (the "Telematics Business"), which had operations in the United Kingdom, the European Union, Australia and New Zealand.

The Company's decision to divest its Telematics Business was based on a review of the strategic fit of the business with the Company's North American-centric 5G wireless solutions business and the Company's previously stated goal to continue to significantly de-leverage its capital structure. The sale of the Telematics Business further supports the Company's streamlining of its focus and resources on what it believes to be the strongest growth opportunities around its core product offerings.

The assets and liabilities associated with the Telematics Business disposal group prior to its sale have been classified as held for sale within the Consolidated Balance Sheets and the results of operations and cash flows related to the divested Telematics Business have been classified as discontinued operations within the Consolidated Statements of Operations and Comprehensive Income and Consolidated Statements of Cash Flows for all periods presented within the consolidated financial statements included in Part IV, Item 15 of this Form 10-K. All discussion below relates to the Company's continuing operations only, which excludes any results related to the divested Telematics Business, unless noted otherwise.

Industry Trends

As the largest technology platform in the world, mobile connectivity has changed the way we work, the way we live and the way we connect with each other. The scale and pace of innovation in mobile networks, especially around broadband speeds and network capacity, is expanding the market beyond traditional wireless which was predominantly focused on smartphones. The new capabilities of 5G technology and additional capacity provided by mid-band spectrum auctions is allowing mobile operators to enter the home and business broadband markets. These network enhancements allow enterprise and SMB customers to enable a multitude of business applications to their distributed sites and employees in an economical way. It is also expected that 5G will enable a variety of new low latency use cases once the complete mid-band and core networks are built out. These use cases include telemedicine, industrial automation, robotics, AR/VR, edge computing, cloud gaming, and other applications.

We believe that 5G mid-band networks will bring a number of enhanced benefits not available on 4G networks, including the capacity to add significant numbers of broadband connections to either bring primary or alternative broadband options to a large number of consumer and business users. It is expected that these newly evolving 5G networks will also enable low latency use cases including manufacturing automation, augmented and virtual reality, video AI, and distributed networking.

The adoption of 5G and the cloud continues to grow as companies across a wide range of industries are leveraging digital transformation technologies to increase efficiency, gain better customer insights, facilitate compliance and build new business models. We believe this growth will be initially driven by fixed wireless access with the new low latency enterprise use cases to follow.

Our Strategy

Our objective is to be the leader in high performance 5G broadband solutions for mobile broadband and fixed wireless access applications for enterprise and SMBs. We expect to meet this objective through our innovations in 5G hotspots, routers and gateways and our cloud solutions that enable ease of deployment and corporate policy orchestration for network wide distributed deployments. We believe that we have a competitive advantage in the market that is rooted in deep technological differentiation in the 4G/5G modem technology that we design in-house.

The key elements of our strategy are to:

- *Capitalize on our direct relationships with mobile operators, infrastructure vendors, 5G chipset vendors and component suppliers.* We intend to continue to capitalize on our direct and long-standing relationships with the key ecosystem players to strengthen our market position within the consumer, enterprise and SMB market segments.

- *Keep enhancing our 5G WWAN devices portfolio by leveraging our core mobile technologies and platforms.* We intend to keep enhancing our 5G WWAN portfolio in partnership with our key carrier customers to bring the latest 5G capabilities to the enterprise and SMB market segments.

- *Expand our go-to-market to enterprise and SMB customers.* We will continue to enhance our routes to market through mobile operators, channel partners, system integrators and OEM partners who sell into these market segments.

- *Improve SaaS solution penetration.* We are focused on continuing to improve our recurring subscription revenue by providing value added capabilities to our customers through the cloud solutions that we develop.

    ◦ Our cloud management solution (Inseego Connect) manages all of the 4G and 5G gateways and routers deployed at distributed locations with a single pane of glass for ease of deployment and monitoring of all the connections.

    ◦ Our wireless subscriber management solution (Inseego Subscribe) is specifically built for carrier servicing of government and enterprise customers and is currently deployed in North America with a large carrier with several million end users.

Our Business

We provide a portfolio of high performance 5G WAN products as well as cloud solutions for the enterprise and SMB market segments. Our 4G and 5G devices connect end users with high performance broadband for both mobile and fixed wireless use cases. These solutions include "MiFi" ™ hotspots, routers, and gateways for a wide variety of end user deployments. We also offer a cloud solution used for managing edge devices including security, status, configuration and software used at all of a customer's locations. We also provide a wireless subscriber management solution that is used to manage a carrier's government and complex enterprise customer subscriptions.

Our products currently operate on all major cellular networks in the US. Our mobile hotspots, sold under the MiFi ™ brand, have been sold to millions of end users and provide secure and convenient high-speed broadband access to the Internet on the go.

As the 5G networks continue to expand both coverage and capacity, new enterprise and SMB market opportunities are opening up. The largest initial opportunity is for enterprise and SMBs to provide primary or alternate broadband access to their distributed sites and employees through 5G fixed wireless access offerings. Mobile operators are now providing fixed wireless access specific broadband plans that allow businesses to deploy 5G technology broadly without waiting for the availability of wired connections at those locations.

We classify our revenues from the sale of our products and services into two categories: Product Revenue, which consists of our Mobile Solutions and Fixed Wireless Access Solutions, and Services and Other.

Mobile Solutions

Our 5G and 4G mobile broadband (MiFi) business has been driving advanced wireless mobile technologies for a multitude of consumer and enterprise applications for over 20 years. In the 2000s, Inseego invented mobile hotspots sold under the MiFi ™ brand. During the 2010s, Inseego was a leader in the 4G mobile MiFi ™ market—delivering the highest 4G mobile hotspot performance in the market. In 2019, Inseego developed and produced the world's first 5G mobile hotspot and in 2025 we plan to introduce our new generation using the Qualcomm SDX72 chipset.

Our MiFi customer base is primarily comprised of mobile operators. These mobile operators include Verizon Wireless, T-Mobile and U.S. Cellular in the United States, Rogers and Telus in Canada, as well as other international wireless operators, distributors and various companies in other vertical markets and geographies.

Our mobile broadband devices, sold under the MiFi brand, are actively used by millions of end users to provide secure and convenient high-speed access to corporate, public and personal information through the Internet and enterprise networks. Our mobile portfolio is supported by our cloud offering, Inseego Connect for device management, whose revenues are included in *Services and Other* below. Our Mobile Solutions customer base is primarily comprised of mobile operators. These mobile operators include Verizon Wireless, T-Mobile and U.S. Cellular in the United States, Rogers and Telus in Canada, and various companies in other vertical markets.

Fixed Wireless Access Solutions

Our fixed wireless access solutions are deployed by enterprise and SMB customers for their distributed sites and employees as a fully secure and corporate managed wireless WWAN solution. The portfolio consists of indoor, outdoor and industrial routers and gateways supported by our cloud offering – Inseego Connect – for device management. Revenues related to our cloud offerings of Inseego Connect are included within *Services and Other* below. These devices, sold under the Wavemaker brands, are sold by mobile operators such as T-Mobile, U.S. Cellular and Verizon Wireless along with distribution and channel partners.

Services and Other

A substantial majority of our Services and Other revenue comes from providing a SaaS wireless subscriber management solution (Inseego Subscribe) for carrier's management of their government and complex enterprise customer subscriptions. Services and Other revenue also includes the Company's above mentioned Inseego Connect offering. We also categorize non-recurring engineering services we provide to our customers as *Service and Other* revenue.

Sales and Marketing

We engage in a wide variety of sales and marketing activities, driving market leadership and customer demand through integrated marketing campaigns. This includes product marketing, corporate communications, brand marketing and demand generation.

Competition

The market for our 5G mobile and fixed wireless access solutions and SaaS offerings is rapidly evolving and highly competitive. It is likely to continue to be affected by new product introductions and industry participants.

We believe the principal competitive factors impacting the market for our products are features and functionality, performance, quality and brand. To maintain and improve our competitive position, we must continue to expand our customer base, invest in research and development, grow our distribution network, and leverage our strategic relationships.

Our products compete with a variety of solutions providers in different market segments. Our current competitors include:

• Mobile broadband – Companies such as Netgear, Franklin Wireless, TCL and ZTE

• Fixed wireless access – Companies such as Nokia, Cradlepoint, ZTE, Huawei and Cisco

As the market for our products and services expands, other entrants may seek to compete with us either directly or indirectly.

Research and Development

Our research and development efforts are focused on developing innovative 5G mobile broadband and fixed wireless access solutions that includes mobile hotspots, gateways and routers. We also develop associated cloud management and enterprise networking cloud solutions to provide an end-to-end solution to our customers, including for our subscriber management platform. We will continue to improve the functionality, design and performance of our current products and solutions.

We are committed to continually identifying and responding to our customers' requirements by introducing new 5G designs that fulfill their market and customer needs.

We manage our research and development efforts through a structured life-cycle process, from identifying initial customer requirements through development and commercial introduction to eventual phase-out. During product development, emphasis is placed on quality, reliability, performance, time-to-market, meeting industry standards and customer-product specifications, ease of integration, cost reduction, and manufacturability.

Intellectual Property

Our solutions rely on and benefit from our portfolio of intellectual property, including patents and trademarks. We currently own 45 patents and have 1 patent application pending. The patents that we currently own will expire at various times between 2026 and 2042.

We, along with our subsidiaries, also hold a number of trademarks or registered trademarks including "Inseego," "Inseego Subscribe," "Inseego Manage," "Inseego Secure," "Inseego Vision," the Inseego logo, "MiFi," "MiFi Intelligent Mobile Hotspot," "Wavemaker" and "Skyus."

Key Partners and Customers

We have strategic technology, development and marketing relationships with several of our carrier customers and partners. Our strong carrier, enterprise, and partner relationships provide us with the opportunity to expand our market reach and sales. We partner with leading OEMs, mobile operators, value-added resellers and distributors which allows us to offer our customers integrated solutions.

Customers for our products include transportation companies, industrial companies, governmental agencies, manufacturers, mobile operators, system integrators, distributors, and enterprises in various industries, including finance, accounting, legal, insurance, energy and industrial automation, security and safety, medical monitoring and government.

Our customers for our 5G products include Verizon Wireless, T-Mobile, EnerNOC, Thermo Fisher Scientific, US Army and Fastenal, amongst others. Customers for our device management solutions include mobile operators such as T-Mobile.

A significant portion of our revenue during the year ended December 31, 2024 came from two customers, Verizon and T-Mobile, which together represented approximately 76% of our total revenues for the year ended December 31, 2024. It is our intention to diversify our customer base.

Manufacturing and Operations

The hardware at the core of our products is produced by contract manufacturers. Our primary contract manufacturers include Hon Hai Precision Industry Co., Ltd. ("Foxconn") and Inventec Appliance Corporation ("IAC"). Under our manufacturing agreements, such contract manufacturers provide us with services including component procurement, product manufacturing, final assembly, testing, quality control and fulfillment. These contract manufacturers are located in Asia and are able to produce our products using modern state-of-the-art equipment and facilities with relatively low-cost labor.

We outsource our manufacturing in order to:

- focus on our core competencies of design, development and marketing;

- minimize our capital expenditures and lease obligations;

- realize manufacturing economies of scale;

- achieve production scalability by adjusting manufacturing volumes to meet changes in demand; and

- access best-in-class component procurement and manufacturing resources.

Our operations team manages our relationships with the contract manufacturers as well as other key suppliers. Our operations team focuses on supply chain management and logistics, product quality, inventory and cost optimization, customer fulfillment and new product introduction. We develop and control the software that goes on our devices.

Employees

At December 31, 2024, we had 218 employees, all of whom were full-time employees. We also use the services of consultants and temporary workers from time to time. Our employees are not represented by any collective bargaining unit and we consider our relationship with our employees to be good.

Human Capital Resources

Our Culture: Culture is critically important to our growth and performance. We are driven by our values of Accountability, Sense of Urgency, Market Driven Innovation, Customer Focus, and Integrity. We are committed to creating a world class employee experience through leadership development, career planning, open two-way communications, total compensation, and a positive work environment.

Diversity & Inclusion: Our people are our most important asset. At Inseego, we embrace an inclusive culture because good ideas come from everywhere. Diversity comes in all forms, from different backgrounds and experiences to different perspectives and skill sets. It is this diversity that fuels innovation. It is this common passion to innovate that makes Inseego an equal opportunity employer. Inseego does not unlawfully discriminate in any employment decisions, including hiring, compensation, promotion, discipline, or termination on the basis of race, religion, color, national origin, sex, sexual orientation, gender identity, age, protected veteran status or disability. Inseego is also committed to providing reasonable accommodations to qualified individuals with disabilities and individuals with sincerely held religious beliefs and practices.

Talent: We believe that talent is key to our success. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees. Our company size and culture allows employees to build and expand their skill set in ways that will enrich their careers. Our goal setting and performance evaluation process enables the company to focus on accelerating development for those who are top performers and strengthening the talent pipeline.

Employee Health and Wellness: As the success of our business is fundamentally connected to the well-being of our employees, we are committed to their health, safety and wellness. We provide our employees and their families with access to convenient health and wellness programs. These programs include benefits that provide protection and security to help give our employees peace of mind concerning events that may require time away from work or that may impact their financial well-being. We offer choice where possible so employees can customize their benefits to meet their needs and the needs of their families. We also sponsor various Health & Wellness Initiatives in the U.S. to help employees find ways to create more balance in their lives.

Governmental Regulations

Environmental Laws: Our products and manufacturing process are subject to numerous governmental regulations, which cover both the use of various materials as well as environmental concerns. Environmental issues such as pollution and climate change have had significant legislative and regulatory effects on a global basis, and there are expected to be additional changes to the regulations in these areas. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials we use in our products and the cost of compliance. Other regulations in the environmental area may require us to continue to monitor and ensure proper disposal or recycling of our products. To the best of our knowledge, we maintain compliance with all current government regulations concerning our production processes for all locations in which we operate. Since we operate on a global basis, this is a complex process that requires continual monitoring of regulations and compliance effort to ensure that we and our suppliers are in compliance with all existing regulations.

Other Regulations: As a company with global operations, we are subject to complex foreign and U.S. laws and regulations, including trade regulations, tariffs, import and export regulations, anti-bribery and corruption laws, antitrust or competition laws, data privacy laws, such as the EU General Data Protection Regulation (the "GDPR"), and environmental regulations, among others. We have policies and procedures in place to promote compliance with these laws and regulations. To date, our compliance actions and costs relating to these laws, rules and regulations have not resulted in a material cost or effect on our capital expenditures, earnings or competitive position. Government regulations are subject to change, and accordingly we are unable to assess the possible effect of compliance with future requirements or whether our compliance with such regulations will materially impact our business in the future.

Website Access to SEC Filings

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Inseego. We maintain an Internet website at www.inseego.com. The information contained on our website or that can be accessed through our website does not constitute a part of this report. We make available, free of charge through our Internet website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file or furnish this information to the SEC.

Item 1A. *Risk Factors*

The risks and uncertainties described below are those that we currently deem to be material, and do not represent all of the risks that we face. Additional risks and uncertainties not presently known to us or that we currently do not consider material may in the future become material and impair our business operations. Some of the risks and uncertainties described herein have been grouped so that related risks can be viewed together. You should not draw conclusions regarding the relative magnitude or likelihood of any risk based on the order in which risks or uncertainties are presented herein. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our securities could decline. You should also refer to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes.

SUMMARY OF RISK FACTORS

Risks Related to Our Ability to Generate Revenues
- We depend upon two customers for a substantial portion of our revenues, and our business would be negatively affected by an adverse change in our dealings with either of these customers.
- We may not be able to retain and increase sales to our existing customers, which could negatively impact our financial results.
- Loss of, or a significant reduction in business from, one or more significant customers could adversely affect our revenue and profitability.
- The FWA market may take longer to materialize than we expect or, if it does materialize rapidly, we may not be able to meet the development schedule and other customer demands.
- The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.
- If customers do not adopt our software, we may not be able to monetize these software assets and realize a key part of our growth and profitability strategy.
- The market for the products and services that we offer is rapidly evolving and highly competitive. We may be unable to compete effectively.
- If we fail to develop and maintain strategic relationships, we may not be able to penetrate new markets.
- If we fail to develop and timely introduce new products and services or enter new markets for our products and services successfully, we may not achieve our revenue targets, or we may lose key customers or sales and our business could be harmed.

Risks Related to Developing, Manufacturing and Delivering Our Solutions
- We rely on third parties to manufacture and warehouse many of our products, which exposes us to a number of risks and uncertainties outside our control.
- We depend on sole source suppliers for some components used in our products. The availability and sale of those services would be harmed if any of these suppliers is not able to meet our demand and alternative suitable products are not available on acceptable terms, or at all.
- Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control could damage our facilities or the facilities of third parties on which we depend, and could impact consumer spending.
- If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.
- We may be unable to adequately control the costs or maintain adequate supply of components and raw materials associated with our operations.
- If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.
- Product liability, product replacement or recall costs could adversely affect our business and financial performance.
- We rely on third-party software and other intellectual property to develop and provide our solutions and significant increases in licensing costs or defects in third-party software could harm our business.
- Our solutions integrate with third-party technologies and if our solutions become incompatible with these technologies, our solutions would lose functionality and our customer acquisition and retention could be adversely affected.
- Our software may contain undetected errors, defects or other software problems, and if we fail to correct any defect or other software problems, we could lose customers or incur significant costs, which could result in damage to our reputation or harm to our operating results.

- Our "over-the-air" transmission of firmware updates could permit a third party to disable our customers' in-vehicle devices or introduce malware into our customers' in-vehicle devices, which could expose us to widespread loss of service and customer claims.
- Our international operations may increase our exposure to potential liability under anti-corruption, trade protection, tax and other laws and regulations.

Risks Related to Our Outstanding Debt

- Our debt service requirements are significant, and we may not have sufficient cash flow from our business to pay our debt.
- Our future capital needs are uncertain, and we may need to raise additional funds in the future. We may not be able to raise such additional funds on acceptable terms or at all.
- We are required to comply with certain covenants under the terms of our 2029 Senior Secured Notes (as defined below) and, if we fail to meet those covenants or otherwise suffer a default thereunder, our lenders may accelerate the payment of such obligations.

Legal and Regulatory Risks

- Evolving regulations and changes in applicable laws relating to data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.
- Enhanced United States fiscal, tax and trade restrictions and executive and legislative actions could adversely affect our business, financial condition, and results of operations.
- The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.
- An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business could be harmed.
- If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed.

Risks Related to Corporate Development Activities

- We may acquire companies and businesses, and/or divest assets or businesses. The completion of acquisition or divestiture transactions could have an adverse effect on our financial condition.
- If our goodwill and acquired intangible assets become impaired, we may be required to record a significant charge to earnings.

Risks Related to Owning Our Securities

- Our share price has been highly volatile in the past and could be highly volatile in the future.
- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited
- The price of our stock may be vulnerable to manipulation, including through short sales.
- Future issuances of common stock upon exercise of warrants or pursuant to employee equity awards, or settlements of any conversion obligations with respect to the 2025 Convertible Notes, as defined below, may result in dilution to existing stockholders, lower prevailing market prices for our common stock or require a significant cash outlay.
- Ownership of our common stock is concentrated, and as a result, certain stockholders may exercise significant influence over the Company.
- Our outstanding Series E Preferred Stock or future equity offerings could adversely affect the valuation *and/or holders* of our common stock.
- We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.
- Our restated certificate of incorporation and restated bylaws and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.
- If financial or industry analysts do not publish research or reports about our business, or if they issue negative or misleading evaluations of our stock, our stock price and trading volume could be adversely affected.
- If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results timely and accurately, which could adversely affect investor confidence in us, and in turn, our results of operations and our stock price.
- If the accounting estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may be adversely affected.
- Changes to the accounting systems or new accounting system implementations may be ineffective or cause delays in our ability to record transactions and/or provide timely financial results.

- Any changes to existing accounting pronouncements or taxation rules or practices may cause adverse fluctuations in our reported results of operations or affect how we conduct our business.
- Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause declines or volatility in the price of our common stock.

General Risk Factors

- We may not be able to maintain and expand our business if we are not able to hire, retain and manage additional qualified personnel.
- Our business may be adversely affected by unfavorable macroeconomic conditions
- Adverse economic conditions or reduced spending on information technology solutions may adversely impact our revenue and profitability.
- We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations and financial condition.

RISKS RELATED TO OUR ABILITY TO GENERATE REVENUES

We depend upon two customers for a substantial portion of our revenues, and our business would be negatively affected by an adverse change in our dealings with either of these customers.

Sales to Verizon Wireless and T-Mobile collectively accounted for 76% and 69% of our consolidated revenues for the years ended December 31, 2024 and 2023, respectively. Revenues from T-Mobile generated through our wireless subscriber management solution (Inseego Subscribe) makes up a substantial majority of our Services and Other revenue. While we have accelerated our engagements with prospective new customers and continue to focus on growing revenue in other parts of our business, we expect that Verizon Wireless and T-Mobile will continue to account for a substantial portion of our revenues, and any impairment of our relationship or reduction in our services with Verizon Wireless or T-Mobile would adversely affect our business and financial position. Additionally, any change in the forecasted or actual product sell-through of Verizon Wireless or T-Mobile could have a detrimental impact on our revenue, bottom line and cash position.

We may not be able to retain and increase sales to our existing customers, which could negatively impact our financial results.

A part of our growth strategy is to sell additional new products and solutions to our existing customers. Our ability to sell new products and features to customers will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to enhance existing solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments both within our industry and in related industries, and to remain compliant with any regulations mandated by federal agencies or state-mandated or foreign government regulations as they pertain to our customers. However, we may prove unsuccessful either in developing new features or in expanding the third-party software and products with which our solutions integrate. In addition, the success of any enhancement or new feature depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or feature. Any new solutions we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implement new technologies before we are able to implement them or better anticipate the innovation and integration opportunities in related industries, those competitors may be able to provide more effective or cheaper solutions than ours.

We generally seek to sell our software and enterprise solutions pursuant to customer agreements with multi-year terms and subscriptions. However, our customers have no obligation to renew these agreements after their initial terms expire. We also actively seek to sell additional solutions to our existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or sell additional functionality to them and, as a result, our revenue and ability to grow could be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including the belief that our service is not required for their business needs or is otherwise not cost-effective, a desire to reduce discretionary spending, or a belief that our competitors' services provide better value. Additionally, our customers may not renew for reasons entirely out of our control, such as the dissolution of their business or an economic downturn in their industry. A significant increase in our churn rate would have an adverse effect on our business, financial condition, and operating results.

Loss of, or a significant reduction in business from, one or more significant customers could adversely affect our revenue and profitability.

Loss of one or more of our larger customers could result in a meaningful decrease in revenue and profitability. If we lose one or more large enterprise or government customers, or if we experience a significant reduction in business from one or more large enterprise or government customers, there is no assurance that we would be able to replace those customers to generate comparable revenue over a short time period, which could harm our operating results and profitability.

The FWA market may take longer to materialize than we expect or, if it does materialize rapidly, we may not be able to meet the development schedule and other customer demands.

The FWA market and its emerging standards is continuing to develop, and this market may not see as much growth as we expect or this growth may take longer to materialize than we expect which could delay important commercial network launches. If the market does materialize at a rapid pace, we may have difficulties meeting aggressive timing expectations of our current customers and getting our products to market on time to meet the demands of our customers. The FWA market requires us to design routers and antennas that meet certain technical specifications, and we may have difficulties meeting the market and any further technical specifications and timelines. Additionally, our target customers have no guarantee that the configurations of their respective target products will be successful or that they can reach the appropriate target client base to provide a positive return on the research and development investments we are making in the FWA market. While we believe that 5G technology will provide expanded use cases and opportunities and that we are strategically placed to realize these opportunities, the development of our products and our portfolio may not prove to be as successful as we expect.

The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.

The success of our business depends, in part, on the capacity, affordability, reliability and prevalence of wireless data networks provided by wireless telecommunications operators and on which our products and solutions operate. Currently, various wireless telecommunications operators sell our products in connection with the sale of their wireless data services to their customers. Growth in demand for wireless data access may be limited if, for example, wireless telecommunications operators cease or materially curtail operations, fail to offer services that customers consider valuable at acceptable prices, fail to maintain sufficient capacity to meet demand for wireless data access, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services or fail to market their services effectively.

If customers do not adopt our software, we may not be able to monetize these software assets and realize a key part of our growth and profitability strategy.

A key part of our business strategy is to increase customer adoption of our software, including Inseego Connect. If the markets relating to network software solutions do not develop as we anticipate, or if we are unable to commercialize, increase market awareness and gain adoption of our software and services within those markets, revenue from our software may not grow. We have a limited history in commercializing and selling these software solutions and we continue to build out the capability of our software portfolio. Moreover, the market and competitive landscape for these solutions is dynamic, and it is difficult to predict important trends, including the potential growth, if any, of this market. If the market for these software solutions does not evolve in the way we anticipate or if customers do not adopt our software, a part of our strategy for growth would be adversely affected and our financial results may suffer.

The market for the products and services that we offer is rapidly evolving and highly competitive. We may be unable to compete effectively.

The market for the products and services that we offer is rapidly evolving and highly competitive. We expect competition to continue to increase and intensify, especially in the 5G market. Many of our competitors or potential competitors have significantly greater financial, technical, operational and marketing resources than we do. These competitors, for example, may be able to respond more rapidly or more effectively than we can to new or emerging technologies, changes in customer requirements, supplier-related developments, or a shift in the business landscape. They also may devote greater or more effective resources than we do to the development, manufacture, promotion, sale, and post-sale support of their respective products and services.

Many of our current and potential competitors have more extensive customer bases and broader customer, supplier and other industry relationships that they can leverage to establish competitive dealings with many of our current and potential customers. Some of these companies also have more established and larger customer support organizations than we do. In addition, these companies may adopt more aggressive pricing policies or offer more attractive terms to customers than they currently do, or than we are able to do. They may bundle their competitive products with broader product offerings and may introduce new products, services and enhancements. Current and potential competitors might merge or otherwise establish cooperative relationships among themselves or with third parties to enhance their products, services or market position. In addition, at any time any given customer or supplier of ours could elect to enter our then existing line of business and thereafter compete with us, whether directly or indirectly. As a result, it is possible that new competitors or new or otherwise enhanced relationships among existing competitors may emerge and rapidly acquire significant market share to the detriment of our business.

Our current competitors include:

- Mobile broadband – Companies such as Netgear, Franklin Wireless, TCL and ZTE

- Fixed wireless access – Companies such as Nokia, Cradlepoint, ZTE, Huawei and Cisco

We expect our competitors to continue to improve the features and performance of their current products and to introduce new products, services and technologies which, if successful, could reduce our sales and the market acceptance of our products, generate increased price competition and make our products obsolete. For our products to remain competitive, we must, among other things, continue to invest significant resources (financial, human and otherwise) in, among other things, research and development, sales and marketing, and customer support. We cannot be sure that we will have or will continue to have sufficient resources to make these investments or that we will be able to make the technological advances in the marketplace, meet changing customer requirements, achieve market acceptance and respond to our competitors' products.

If we fail to develop and maintain strategic relationships, we may not be able to penetrate new markets.

A key element of our business strategy is to penetrate new markets by developing new service offerings through strategic relationships with industry participants, including cellular carriers, distributors and channel partners. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. We believe that our success in penetrating new markets for our products will depend, in part, on our ability to develop and maintain these relationships and to cultivate additional or alternative relationships. There can be no assurance, however, that we will be able to develop additional strategic relationships, that existing relationships will survive and successfully achieve their purposes or that the companies with whom we have strategic relationships will not form competing arrangements with others or determine to compete with us.

If we fail to develop and timely introduce new products and services or enter new markets for our products and services successfully, we may not achieve our revenue targets, or we may lose key customers or sales and our business could be harmed.

The development of new products and services can be difficult, time-consuming and costly. There are inherent risks and uncertainties associated with offering new products and services, especially when new markets are not fully developed, related technology standards are not mature, or when the laws and regulations regarding a new product or solution are not mature. Factors outside of our control, such as developing laws and regulations, regulatory orders, competitive product offerings and changes in commercial and consumer demand for products or services may also materially impact the successful implementation of new products or services. As we introduce new products or solutions, our current customers may not require or desire the features of these new offerings and may not purchase them or might purchase them in smaller quantities than we had expected. We may face similar risks that our products or solutions will not be accepted by customers as we enter new markets for our solutions.

Further, as part of our business, we may enter into contracts with some customers in which we would agree to develop products or solutions that we would sell to such customers. Our ability to generate future revenue and operating income under any such contracts would depend upon, among other factors, our ability to timely and profitably develop products or solutions that can be cost-effectively deployed and that meet required design, technical and performance specifications.

If we are unable to successfully manage these risks or meet required delivery specifications or deadlines in connection with one or more of our key contracts, we may lose key customers or orders and our business could be harmed.

RISKS RELATED TO DEVELOPING, MANUFACTURING AND DELIVERING OUR SOLUTIONS

We rely on third parties to manufacture and warehouse many of our products, which exposes us to a number of risks and uncertainties outside our control.

We currently outsource the manufacturing of many of our products to companies including Foxconn, Inventec Appliances Corporation and AsiaTelco Technologies Co. If one of these third-party manufacturers were to experience delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, product shipments to our customers could be delayed or rejected or our customers could consequently elect to change product demand or cancel the underlying subscription or service. These disruptions would negatively impact our revenues, competitive position and reputation. Further, if we are unable to manage successfully our relationship with a manufacturer, the quality and availability of products used in our services and solutions may be harmed. None of our third-party manufacturers are obligated to supply us with a specific quantity of products, except as may be provided in a particular purchase order that we have submitted to, and that has been accepted by, such third-party manufacturer. Our third-party manufacturers could, under some circumstances, decline to accept new purchase orders from us or otherwise reduce their business with us. If a manufacturer stopped manufacturing our products for any reason or reduced manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations. In addition, we generally do not enter into long-term contracts with our manufacturers. As a result, we are subject to price increases due to availability, and subsequent price volatility, in the marketplace of the components and materials needed to manufacture our products. If a third-party manufacturer were to negatively change the product pricing and other terms under which it agrees to manufacture for us and we were unable to locate a suitable alternative manufacturer, our manufacturing costs could increase.

Because we outsource the manufacturing of our products, the cost, quality and availability of third-party manufacturing operations is essential to the successful production and sale of our products. Our reliance on third-party manufacturers exposes us to a number of risks which are outside our control, including:

- unexpected increases in manufacturing costs;

- interruptions in shipments if a third-party manufacturer is unable to complete production in a timely manner;

- inability to control quality of finished products;

- inability to control delivery schedules;

- inability to control production levels and to meet minimum volume commitments to our customers;

- inability to control manufacturing yield;

- inability to maintain adequate manufacturing capacity; and

- inability to secure adequate volumes of acceptable components at suitable prices or in a timely manner.

Although we promote ethical business practices and our operations personnel periodically visit and monitor the operations of our manufacturers, we do not control the manufacturers or their labor and other legal compliance practices. If our current manufacturers, or any other third-party manufacturer which we may use in the future, violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

We depend on sole source suppliers for some components used in our products. The availability and sale of those services would be harmed if any of these suppliers is not able to meet our demand and alternative suitable products are not available on acceptable terms, or at all.

Our services use hardware and software from various third parties, some of which are procured from single suppliers. For example our MiFi mobile hotspots and fixed wireless access devices rely substantially on chipsets from Qualcomm. From time to time, certain components used in our products or solutions have been in short supply or their anticipated commercial introduction has been delayed or their availability has been interrupted for reasons outside our control. If there is a shortage or interruption in the availability to us of any such components and we cannot timely obtain a commercially and technologically suitable substitute or make sufficient and timely design or other modifications to permit the use of such a substitute component, we may not be able to timely deliver sufficient quantities of our products or solutions to satisfy our contractual obligations and may not be able to meet particular revenue expectations. Moreover, even if we timely locate a substitute part or product, but its price materially exceeds the original cost of the component or product, then our results of operations could be adversely affected.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control could damage our facilities or the facilities of third parties on which we depend, and could impact consumer spending.

Our corporate offices in San Diego, California and the facilities of our third-party contract manufacturers are exposed to various natural hazards, including earthquake, fire, severe weather and landslides. If any of our facilities or the facilities of our third-party service providers, dealers or partners is affected by natural disasters, such as earthquakes, tsunamis, wildfires, power shortages, floods, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict) or other events outside our control, including a cyberattack, our critical business or IT systems could be destroyed or disrupted and our ability to conduct normal business operations and our revenues and operating results could be adversely affected. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

We are highly dependent upon the transportation systems we use to ship our products, including surface and air freight. Our attempts to closely match our inventory levels to our product demand intensify the need for our transportation systems to function effectively and without delay. The transportation network is subject to disruption or congestion from a variety of causes, including labor disputes or port strikes, acts of war or terrorism, natural disasters, pandemics like COVID-19 and congestion resulting from higher shipping volumes. Labor disputes among freight carriers and at ports of entry are common, particularly in Europe, and we expect labor unrest and its effects on shipping our products to be a continuing challenge for us. A port worker strike, work slow-down or other transportation disruption could significantly disrupt our business. Additionally, our international freight is regularly subjected to inspection by governmental entities. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time would be materially adversely affected and result in delayed or lost revenue as well as customer-imposed penalties. In addition, if increases in fuel prices continue to occur, our transportation costs would likely increase. Moreover, the cost of shipping our products by air freight is greater than other methods. From time to time in the past, we have shipped products using extensive air freight to meet unexpected spikes in demand, shifts in demand between product categories, to bring new product introductions to market quickly and to timely ship products previously ordered. If we rely more heavily upon air freight to deliver our products, our overall shipping costs will increase. A prolonged transportation disruption or a significant increase in the cost of freight could severely disrupt our business and harm our operating results.

We may be unable to adequately control the costs or maintain adequate supply of components and raw materials associated with our operations.

From time to time, we may experience increases in the cost or a sustained interruption in the supply or shortage of components or raw materials associated with our operations. We expect to incur significant costs related to procuring raw materials required to manufacture and assemble our products. The prices for and availability of these raw materials fluctuate depending on factors beyond our control. For example, our business depends on the continued supply of semiconductor chips, which are integral components for our 5G and 4G products. A global semiconductor supply shortage is having wide-ranging effects across the technology industry and may negatively impact the supply of semiconductors needed for our testing and production timeline.

Any reduced availability of these raw materials or substantial increases in the prices for such materials may increase the cost of our components and consequently, the cost of our products. There can be no assurance that we will be able to recoup increasing costs of our components by increasing prices, which in turn could have a material adverse impact on our financial condition, results of operations and cash flows.

We continue to work closely with suppliers and customers to minimize the potential adverse impact of the semiconductor supply shortage and monitor the availability of semiconductor chips and other component parts and raw materials. However, if we are not able to mitigate the semiconductor shortage impact, any direct or indirect supply chain disruptions may have a material adverse impact on our financial condition, results of operations and cash flows.

If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.

If we are unable to properly monitor and manage our sales channel inventory and maintain an appropriate level and mix of products with our distributors and within our sales channels, we may incur increased and unexpected costs associated with this inventory. We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. If we improperly forecast demand for our products, we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand leaving limited margin for error. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory, lose sales, incur penalties for late delivery or have to ship products by air freight to meet immediate demand incurring incremental freight costs above the sea freight costs, a preferred method, and suffering a corresponding decline in gross margins.

Product liability, product replacement or recall costs could adversely affect our business and financial performance.

We are subject to product liability and product recall claims if any of our products and services are alleged to have resulted in injury to persons or damage to property. If any of our products proves to be defective, we may need to recall and/or redesign them. In addition, any claim or product recall that results in significant adverse publicity may negatively affect our business, financial condition, or results of operations. We maintain product liability insurance, but this insurance may not adequately cover losses related to product liability claims brought against us. We may also be a defendant in class action litigation, for which no insurance is available. Product liability insurance could become more expensive and difficult to maintain and may not be available on commercially reasonable terms, if at all. In addition, we do not maintain any product recall insurance, so any product recall we are required to initiate could have a significant impact on our financial position, results of operations or cash flows.

We rely on third-party software and other intellectual property to develop and provide our solutions and significant increases in licensing costs or defects in third-party software could harm our business.

We rely on software and other intellectual property licensed from third parties to develop and offer our solutions. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions, which could harm our business.

Our solutions integrate with third-party technologies and if our solutions become incompatible with these technologies, our solutions would lose functionality and our customer acquisition and retention could be adversely affected.

Our solutions integrate with third-party software and devices to allow our solutions to perform key functions. Errors, viruses or bugs may be present in third-party software that our customers use in conjunction with our solutions. Changes to third-party software that our customers use in conjunction with our solutions could also render our solutions inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our products until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation.

Our software may contain undetected errors, defects or other software problems, and if we fail to correct any defect or other software problems, we could lose customers or incur significant costs, which could result in damage to our reputation or harm to our operating results.

Although we warrant that our software will be free of defects for various periods of time, our software platform and its underlying infrastructure are inherently complex and may contain material defects or errors. We must update our solutions quickly to keep pace with the rapidly changing market and the third-party software and devices with which our solutions integrate. We have from time to time found defects in our software and may discover additional defects in the future, particularly as we continue to migrate our product offerings to new platforms or use new devices in connection with our services and solutions. We may not be able to detect and correct defects or errors before customers begin to use our platform or its applications. Consequently, our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released or when new hardware or software is integrated into our solutions. We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of defects or inaccuracies in the performance of our software for our customers could result in damage to our reputation or harm to our operating results.

Our "over-the-air" transmission of firmware updates could permit a third party to disable our customers' in-vehicle devices or introduce malware into our customers' in-vehicle devices, which could expose us to widespread loss of service and customer claims.

"Over-the-air" transmission of our firmware updates may provide the opportunity for a third party, who has deep inside knowledge of our systems, to modify or disable our customers' in-vehicle systems or introduce malware into our customers' in-vehicle systems. No such incidents have occurred to date, but there can be no assurance that they will not occur in the future. Damage to our customers' in-vehicle devices as a result of such incidents could only be remedied through direct servicing of their installed in-vehicle devices by trained personnel, which would impose a very significant cost on us, particularly if the incidents are widespread. Moreover, such incidents could expose us to widespread loss of service and claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware, or with our customers' in-vehicle devices during such process, could materially and adversely affect our business, financial condition and results of operations.

Our international operations may increase our exposure to potential liability under anti-corruption, trade protection, tax and other laws and regulations.

The FCPA and other anti-corruption laws and regulations ("Anti-Corruption Laws") prohibit corrupt payments by our employees, vendors or agents. From time to time, we may receive inquiries from authorities in the United States and elsewhere about our business activities outside of the United States and our compliance with Anti-Corruption Laws. While we devote substantial resources to our global compliance programs and have implemented policies, training and internal controls designed to reduce the risk of corrupt payments, our employees, vendors or agents may violate our policies.

Our failure to comply with Anti-Corruption Laws could result in significant fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation. Operations outside of the United States may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment.

As a result of our international operations we are subject to foreign tax regulations. Such regulations may not be clear, not consistently applied and subject to sudden change, particularly with regard to international transfer pricing. Our earnings could be reduced by the uncertain and changing nature of such tax regulations.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. or foreign export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our solutions and may also limit or reduce the demand for our solutions outside of the United States.

RISKS RELATED TO OUR OUTSTANDING DEBT

Our debt service requirements are significant, and we may not have sufficient cash flow from our business to pay our debt.

As of December 31, 2024, we had outstanding indebtedness of approximately $55.8 million, including $40.9 million in outstanding principal amount of our 9.0% senior secured notes due in 2029 (the "2029 Senior Secured Notes") and $14.9 million in outstanding principal amount of our 3.25% convertible senior notes due in 2025 (the "2025 Convertible Notes"). The 2029 Senior Secured Notes have a maturity date of May 1, 2029, and the 2025 Convertible Notes have a maturity date of May 1, 2025.

Our ability to make scheduled payments on, or to refinance our indebtedness, depends on our cash balances on hand and our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future and along with cash balances may not be sufficient to service our debt and other fixed charges, fund working capital needs and make necessary capital expenditures. If we do not have adequate cash or are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, refinancing or restructuring debt or obtaining additional equity capital on terms that may be onerous or dilutive. Our ability to refinance or restructure our indebtedness will depend on the condition of the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on favorable terms, which could result in a default on our debt obligations. Any default under such indebtedness could have a material adverse effect on our business, results of operations and financial condition.

Our future capital needs are uncertain, and we may need to raise additional funds in the future. We may not be able to raise such additional funds on acceptable terms or at all.

We may need to raise substantial additional capital in the future to refinance our indebtedness, fund our operations, develop and commercialize new products and solutions or acquire companies. If we require additional funds in the future, we may not be able to obtain those funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. In addition, restrictions in our existing debt agreements may limit the amount and/or type of indebtedness that we are able to incur.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products and solutions, liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our sales and marketing expansion programs. Any of these actions could harm our operating results.

We are required to comply with certain covenants under the terms of our 2029 Senior Secured Notes and, if we fail to meet those covenants or otherwise suffer a default thereunder, our lenders may accelerate the payment of such obligations.

The Indenture that sets forth the terms of the 2029 Senior Secured Notes (the "2029 Senior Secured Notes Indenture") contains various covenants which put certain restrictions on our ability to incur liens, sell or transfer assets, incur other indebtedness, pay dividends, make investments, enter into transactions with affiliates, make other distributions or payments on account of any redemption, retirement or purchase of any capital stock or pay certain other indebtedness. The restrictions in the 2029 Senior Secured Notes Indenture impose operating and financial restrictions on us and may limit our ability to compete effectively, take advantage of new business opportunities or take other actions that may be in our, or our stockholders', best interests. Further, various risks and uncertainties may impact our ability to comply with our obligations under the 2029 Senior Secured Notes Indenture. Our obligations under the 2029 Senior Secured Notes are secured by a continuing security interest in all property (other than certain excluded collateral) of the Company and each of the borrower parties.

Our inability to comply with any of the provisions of the 2029 Senior Secured Notes Indenture could result in a default under it. If such a default occurs, the lenders may elect to demand payment in full of all or any portion of our obligations under the 2029 Senior Secured Notes and, among other remedies, foreclose on our assets. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and liquidity.

LEGAL AND REGULATORY RISKS

Evolving regulations and changes in applicable laws relating to data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

Our products and solutions enable us to collect, manage and store a wide range of data. Some of the data we collect or use in our business is subject to data privacy laws, which are complex and increase our cost of doing business. The U.S. federal government and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. In addition, the California Consumer Privacy Act, which took effect on January 1, 2020, provides new data privacy rights for California consumers, including the right to know what personal information is being collected about them and how it is being used. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities.

Furthermore, there can be no assurance that our employees, contractors and agents will comply with the policies and procedures we establish regarding data privacy and data security, particularly as we expand our operations through organic growth and acquisitions. While our employees may violate our policies and procedures, we remain responsible for, and obligated to implement, policies and procedures and enter into contracts with service providers that require appropriate protection. Any violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, results of operations and financial condition.

The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. Additionally, as cloud computing continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies, or by private organizations for accessing the Internet, may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet, could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

Our solutions and products enable us to collect, manage and store a wide range of data. We obtain our data from a variety of sources, including our customers and third-party providers. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal data, as well as requirements that must be followed if a breach of such personal data occurs. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices.

We may also be subject to costly notification and remediation requirements if we, or a third party, determines that we have been the subject of a data breach involving personal data of individuals. Data breach notification regulations vary among the countries where we conduct business, and also vary among the states of the United States, and any breach of personal data could be subject to any number of these requirements.

As noted above, we have sought to implement internationally recognized practices regarding data privacy and data security. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our customers' ability to use and share this data or our ability to store, process and share data with our customers over the Internet, demand for our solutions could decrease and our costs could increase. We might also have to limit the manner in which we collect data, the types of personal data that we collect, or the solutions we offer. Any of these risks would materially and adversely affect our business, results of operations and financial condition.

Enhanced United States fiscal, tax and trade restrictions and executive and legislative actions could adversely affect our business, financial condition, and results of operations.

There is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs and taxes. Recent U.S. administrations have have implemented substantial changes to U.S. foreign trade policy with respect to China and other countries, including significant new and increased tariffs on goods imported into the United States. The current U.S. administration has announced increased tariffs and may put additional tariffs in place in the future. Our business may also be affected by tariffs set by countries into which we sell our products, whether as a response to U.S. foreign trade policy or otherwise. In addition, changes in international trade agreements, regulations, restrictions and tariffs, including new tariffs, may increase our operating costs, reduce our margins and make it more difficult for us to compete in the U.S. and overseas markets, and our business, financial condition and results of operations could be adversely impacted.

We have taken actions to mitigate the impact of such tariffs, however, there is no assurance that all such efforts will be successful. These actions include importing our products from contract manufacturing locations outside of mainland China and

working directly with U.S. Customs and Border Protection ("CBP") to address the harmonized tariff codes used for our products. The inability to mitigate the impact of the recently enacted tariffs, including the inability to obtain favorable results from our efforts with CBP, or any similar future increases in tariffs would increase our costs, and our business, financial condition and results of operations could be adversely affected.

In some cases, the U.S. government's imposition of trade restrictions involving products sold by certain Chinese manufacturers has caused U.S. wireless carriers to divert business from international providers to us, and accordingly, we have invested resources in satisfying the needs of such customers. If the U.S. government were to remove or reduce such trade restrictions, it could cause such carriers to reduce their business with us and we may be unable to recoup or attain a return on such investments.

In August 2022, the Inflation Reduction Act of 2022 was signed into law which includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and we cannot predict how this legislation or any future changes in tax laws might affect us or purchasers of our securities.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business could be harmed.

The technology industries involving wireless data communications, software and services are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Much of this litigation involves patent holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own patent portfolio may provide little or no deterrence. One or more patent infringement lawsuits from non-practicing entities are brought against us or our subsidiaries each year in the ordinary course of business.

We cannot assure you that we or our subsidiaries will prevail in any current or future intellectual property infringement or other litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us or our subsidiaries to enter into royalty or licensing agreements. In addition, we or our subsidiaries could be obligated to indemnify our customers against third parties' claims of intellectual property infringement based on our products or solutions. If our products or solutions violate any third-party intellectual property rights, we could be required to withdraw them from the market, re-develop them or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our products or solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our products or solutions from the market could harm our business, financial condition and operating results.

In addition, we incorporate open source software into our products and solutions. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products and solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our products and solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could adversely affect our business.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed.

We rely on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property and proprietary rights. However, our issued patents and any future patents that may be issued may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications and significant portions of our intellectual property are held in the form of trade secrets which are not protected by patents.

Monitoring unauthorized use of our intellectual property is difficult and costly. The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our products and solutions. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us.

RISKS RELATED TO CORPORATE DEVELOPMENT ACTIVITIES

We may acquire companies and businesses, and/or divest assets or businesses. The completion of acquisition or divestiture transactions could have an adverse effect on our financial condition.

As part of our business strategy, we may review acquisition and divestiture opportunities that we believe would be advantageous or complementary to the development of our business. Based on these opportunities, we may acquire additional businesses, assets or technologies in the future. Alternatively, we may divest businesses, assets or technologies. All of these activities are subject to risks and uncertainties and could disrupt or harm our business. For example, if we divest a business or exit a product line, it could result in any one of which could adversely affect our business, financial condition, results of operations or stock price:

- cause a substantial decrease in revenue;

- reduce gross margins and EBITDA; and

- take substantial charges in connection with disposed assets.

Similarly, if we make an acquisition, we could take any or all of the following actions, any one of which could adversely affect our business, financial condition, results of operations or stock price:

- use a substantial portion of our available cash;

- incur substantial debt, which may not be available to us on favorable terms and may adversely affect our liquidity;

- issue equity or equity-based securities that would dilute the percentage ownership of existing stockholders;

- assume contingent liabilities; and

- take substantial charges in connection with acquired assets.

Acquired businesses may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition, such as:

- failure by previous management to comply with applicable laws or regulations;

- inaccurate representations; and

- unfulfilled contractual obligations to customers or vendors.

If our goodwill and acquired intangible assets become impaired, we may be required to record a significant charge to earnings.

Goodwill is required to be tested for impairment at least annually. Factors that may be considered when determining if the carrying value of our goodwill or intangible assets may not be recoverable include a significant decline in our expected future cash flows or a sustained, significant decline in our stock price and market capitalization.

As a result of our acquisition strategy, we may have significant goodwill and intangible assets recorded on our balance sheets. In addition, significant negative industry or economic trends, such as those that have occurred as a result of the recent economic downturn, including reduced estimates of future cash flows or disruptions to our business could indicate that goodwill and intangible assets might be impaired. If, in any period our stock price decreases to the point where our market capitalization is less than our book value, this too could indicate a potential impairment and we may be required to record an impairment charge in that period. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. As a result, we may incur substantial impairment charges to earnings in our financial statements should an impairment of our goodwill and intangible assets be determined resulting in an adverse impact on our results of operations.

RISKS RELATED TO OWNING OUR SECURITIES

Our share price has been highly volatile in the past and could be highly volatile in the future.

The market price of our common stock can be highly volatile due to the risks and uncertainties described in this report, as well as other factors, including: comments by securities analysts; announcements by us or others regarding, among other things, operating results, additions or departures of key personnel, and acquisitions or divestitures; additional equity or debt financing; technological innovations; introductions of new products; litigation; price and volume fluctuations in the overall stock market; the level of demand for our stock, including the amount of short interest in our stock, and particularly with respect to market prices and trading volumes of other high technology stocks; and our failure to meet market expectations.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations that were unrelated to the operating performance of particular companies. In the past, some companies have experienced volatility that subsequently resulted in securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management's attention and resources.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

At December 31, 2024, the Company had U.S. federal net operating loss carryforwards ("NOLs") related to tax years 2022 and prior of approximately $355.4 million. Approximately $107.2 million of these NOLs have no expiration date. The remainder will begin to expire in 2030, unless previously utilized. Some of these NOLs may be limited by either past or future changes in control events. The Company has California NOLs at December 31, 2024 of approximately $64.4 million, which begin to expire in 2031, unless previously utilized, and no foreign NOLs for its active foreign subsidiaries . At December 31, 2024, the Company had federal research and development tax credit carryforwards, net of unrecognized tax benefits, of approximately $11.4 million, which begin to expire in 2026, unless previously utilized, and California research and development tax credit carryforwards, net of unrecognized tax benefits, of approximately $11.4 million, which have no expiration date. It is possible that we will not generate taxable income in time to use these NOLs before their expiration and additional NOLs will expire unused.

Under legislative changes made in December 2017, as modified by federal tax law changes enacted in March 2020, U.S. federal net operating losses incurred in tax years beginning after December 31, 2017 and in future years may be carried forward indefinitely, but, for tax years beginning after December 31, 2020, the deductibility of such net operating losses is limited. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have completed a Section 382 review and have determined that none of the operating losses will expire solely due to Section 382 limitation(s). However, we may experience ownership changes in the future as a result of future shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards and tax credits is materially limited, it would harm our business by effectively increasing our future tax obligations.

The price of our stock may be vulnerable to manipulation, including through short sales.

We believe there has been and may continue to be substantial off-market transactions in derivatives of our stock, including short selling activity or related similar activities, which are beyond our control and which may be beyond the full control of the SEC and Financial Institutions Regulatory Authority ("FINRA"). Short sales are transactions in which a market participant sells a security that it does not own. To complete the transaction, the market participant must borrow the security to make delivery to the buyer. The market participant is then obligated to replace the security borrowed by purchasing the security at the market price at the time of required replacement. If the price at the time of replacement is lower than the price at which the security was originally sold by the market participant, then the market participant will realize a gain on the transaction. Thus, it is in the market participant's interest for the market price of the underlying security to decline as much as possible during the period prior to the time of replacement. While SEC and FINRA rules prohibit some forms of short selling and other activities that may result in stock price manipulation, such activity may nonetheless occur without detection or enforcement. Significant short selling or other types of market manipulation could cause our stock trading price to decline, to become more volatile, or both.

Previous short selling efforts have impacted, and may in the future continue to impact, the value of our stock in an extreme and volatile manner to our detriment and the detriment of our stockholders. In addition, market participants with admitted short positions in our stock have published, and may in the future continue to publish, negative information regarding us and our management team on internet sites or blogs that we believe is inaccurate and misleading. We believe that the publication of this negative information may in the future lead to significant downward pressure on the price of our stock to our detriment and the further detriment of our stockholders. These and other efforts by certain market participants to manipulate the price of our common stock for their personal financial gain may cause our stockholders to lose a portion of their investment, may make it more difficult for us to raise equity capital when needed without significantly diluting existing stockholders, and may reduce demand from new investors to purchase shares of our stock.

Future issuances of common stock upon exercise of our outstanding warrants or pursuant to employee equity awards, or settlements of any conversion obligations with respect to the 2025 Convertible Notes, may result in dilution to existing stockholders, lower prevailing market prices for our common stock or require a significant cash outlay.

As of December 31, 2024, we had approximately 3.0 million outstanding warrants which are currently exercisable at the option of the holders, at exercise prices ranging from $11.03 to $15.77 per share. We also have granted equity awards to our executive officers and certain employees, including in connection with our recent appointment of a new Chief Executive Officer.

The 2025 Convertible Notes are currently convertible at the option of the holders at any time until close of business on the business day immediately preceding the maturity date. The 2025 Convertible Notes are convertible into shares of the Company's common stock at a conversion rate of 7.92896 shares of common stock per $1,000 principal amount of 2025 Convertible Notes (which is equivalent to an initial conversion price of $126.12 per share of common stock). The conversion rate is subject to adjustment if certain events occur, but in no event will the conversion rate exceed 9.51474 shares of common stock per $1,000 principal amount of 2025 Convertible Notes (which is equivalent to a conversion price of $105.10 per share of common stock). Holders of the 2025 Convertible Notes who convert may also be entitled to receive, under certain circumstances, an interest make-whole payment payable in, at our election, either cash or shares of common stock. If holders of our outstanding warrants exercise their warrants or holders of the 2025 Convertible Notes elect to convert their 2025 Convertible Notes into common stock, we elect to settle any interest make-whole payments due upon conversion of the 2025 Convertible Notes with shares of common stock, we issue shares of common stock in connection with a future refinancing of the 2025 Convertible Notes and/or we issue shares upon vesting of outstanding equity awards, this may cause significant dilution to our existing stockholders. Any sales in the public market of the common stock issued upon such exercises or conversions could adversely affect prevailing market prices of our common stock. If we do elect to settle any interest make-whole payments due upon conversion of the 2025 Convertible Notes with cash, such payments could adversely affect our liquidity.

Certain provisions in the 2029 Senior Secured Notes Indenture and/or the indenture governing the 2025 Convertible Notes (as amended or supplemented, the "Indenture") could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain provisions in the 2029 Senior Secured Notes Indenture and or in the Indenture could make it more difficult or more expensive for a third party to acquire us and could delay or prevent an otherwise beneficial takeover or takeover attempt. For example, if a takeover would constitute a fundamental change (as defined in the 2029 Senior Secured Notes Indenture and/ or the Indenture), holders of the 2029 Senior Secured Notes and/or the 2025 Convertible Notes will have the right to require us to repurchase their notes in cash. As a result, our obligations under the 2029 Senior Secured Notes and/or the 2025 Convertible Notes and the related indentures could increase the cost of acquiring us or otherwise discourage a third party from acquiring us.

Ownership of our common stock is concentrated, and as a result, certain stockholders may exercise significant influence over the Company.

As of December 31, 2024, Golden Harbor Ltd. and North Sound Management Inc. (together the "Investors") and their affiliates beneficially owned an aggregate of approximately 19.3% and 19.9%, respectively, for an aggregate of approximately 39.2%, of the outstanding shares of our common stock. As a result, the Investors have the ability to significantly influence the outcome of any matter submitted for the vote of the holders of our common stock.

The concentration of voting power could exert substantial influence over our business. For example, the concentration of voting power could delay, defer or prevent a change of control, entrench our management and the board of directors or delay or prevent a merger, consolidation, takeover or other business combination involving us on terms that other security holders may desire. In addition, conflicts of interest could arise in the future between us on the one hand, and either or both of the Investors on the other hand, concerning potential competitive business activities, business opportunities, capital financing, the issuance of additional securities and other matters.

Our outstanding Series E Preferred Stock or future equity offerings could adversely affect the valuation and/or holders of our common stock.

As of December 31, 2024, there were 25,000 shares of Series E Fixed-Rate Cumulative Perpetual Preferred Stock, par value $0.001 per share (the "Series E Preferred Stock") outstanding with an aggregate liquidation preference of $38.4 million. The Series E Preferred Stock is senior to our shares of common stock in right of payment of dividends and other distributions. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series E Preferred Stock will be entitled to receive, after satisfaction of liabilities to creditors and subject to the rights of holders of any senior securities, but before any distribution of assets is made to holders of common stock or any other junior securities, the Series E Base Amount (as defined below) in *Note 8 – Stockholders' Equity (Deficit)* in the Notes to the Consolidated Financial Statements) plus (without duplication) any accrued and unpaid dividends. In the future, we may offer additional shares of Series E Preferred Stock or other equity, equity-linked or debt securities, which may have rights, preferences or privileges senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, holders of our common stock bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may negatively affect the market price of our common stock.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain any future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of our debt agreements and any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our restated certificate of incorporation and restated bylaws and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our restated certificate of incorporation and restated bylaws contain provisions that could delay or prevent a change in control of us. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include: providing for a classified board of directors with staggered, three-year terms; authorizing the board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock; providing that vacancies on our board of directors be filled by appointment by the board of directors; prohibiting stockholder action by written consent; requiring that certain litigation must be brought in Delaware; limiting the persons who may call special meetings of stockholders; and requiring advance notification of stockholder nominations and proposals. In addition, we are subject to Section 203 of the Delaware General Corporation Law which may prohibit large stockholders, in particular those owning fifteen percent or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors. These and other provisions in our restated certificate of incorporation and our restated bylaws and under the Delaware General Corporation Law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

If financial or industry analysts do not publish research or reports about our business, or if they issue negative or misleading evaluations of our stock, our stock price and trading volume could be adversely affected.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. If one or more of the analysts who cover us were to adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could decline. If one or more of the analysts who cover us cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results timely and accurately, which could adversely affect investor confidence in us, and in turn, our results of operations and our stock price.

Effective internal controls are necessary for us to provide reliable financial reports and operate successfully as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls.

Any failure to maintain effective internal controls could cause a delay in compliance with our reporting obligations, SEC rules and regulations or Section 404 of the Sarbanes-Oxley Act of 2002, which could subject us to a variety of administrative sanctions, including, but not limited to, SEC enforcement action, ineligibility for short form registration, the suspension or delisting of our common stock from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our common stock, which could adversely affect our business and the trading price of our common stock.

If the accounting estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may be adversely affected.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about, among other things, allowance for credit losses, provision for excess and obsolete inventory, valuation of intangible and long-lived assets, valuation of goodwill, royalty costs, accruals relating to litigation and restructuring, income taxes, share-based compensation expense and our ability to continue as a going concern. These estimates and judgments affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, actual results may differ materially from our estimates and we may need to, among other things, accrue additional charges that could adversely affect our results of operations, which in turn could adversely affect our stock price. In addition, new accounting pronouncements and interpretations of accounting pronouncements have occurred and may occur in the future that could adversely affect our reported financial results.

Changes to the accounting systems or new accounting system implementations may be ineffective or cause delays in our ability to record transactions and/or provide timely financial results.

A change in our accounting systems or new accounting system implementations could cause trial balances to be out of balance or hinder the reconciliation of items which are time consuming to diagnose, impacting our ability to provide timely audited and unaudited financial results. Any such change could have a significant impact on the effectiveness of our system of internal controls and could cause a delay in compliance with our reporting obligations, which could adversely affect our business and the trading price of our common stock.

Any changes to existing accounting pronouncements or taxation rules or practices may cause adverse fluctuations in our reported results of operations or affect how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for us to modify a current tax position may adversely affect our reported financial results or the way we conduct our business.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause declines or volatility in the price of our common stock.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. The following factors, among others, could cause fluctuations in our quarterly operating results:

- our ability to attract new customers and retain existing customers;

- our ability to accurately forecast revenue and appropriately plan our expenses;

- our ability to accurately predict changes in customer demand due to matters beyond our control;

- our ability to introduce new features, including integration of our existing solutions with third-party software and devices;

- the actions of our competitors, including consolidation within the industry, pricing changes or the introduction of new services;

- our ability to effectively manage our growth;

- our ability to attract and retain key employees, given intense competition for qualified personnel;

- our ability to successfully manage and realize the anticipated benefits of any future divestitures or acquisitions of businesses, solutions or technologies;

- our ability to successfully launch new services or solutions or sell existing services or solutions into additional geographies or vertical markets;

- the timing and cost of developing or acquiring technologies, services or businesses;

- the timing, operating costs, and capital expenditures related to the operation, maintenance and expansion of our business;

- service outages or security breaches and any related occurrences which could impact our reputation;

- the impact of worldwide economic, industry, and market conditions, including disruptions in financial markets and the deterioration of the underlying economic conditions in some countries, rises in inflation and interest rates, and those conditions specific to Internet usage and online businesses;

- the emergence of global events, which could extend lead times in our supply chain and lengthen sales cycles with our customers;

- fluctuations in currency exchange rates;

- trade protection measures (such as tariffs and duties) and import or export licensing requirements;

- costs associated with defending intellectual property infringement and other claims; and

- changes in laws and regulations affecting our business.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of any quarter as an indication of future performance.

GENERAL RISK FACTORS

We may not be able to maintain and expand our business if we are not able to hire, retain and manage additional qualified personnel.

Our success in the future depends in part on the continued contribution of our executive, technical, engineering, sales, marketing, operations and administrative personnel. Recruiting and retaining skilled personnel in the industries in which we operate, including engineers and other technical staff and skilled sales and marketing personnel, is highly competitive. In addition, in the event that we acquire another business or company, the success of any acquisition will depend in part on our retention and integration of key personnel from the acquired company or business.

Although we may enter into employment agreements with members of our senior management and other key personnel, these arrangements do not prevent any of our management or key personnel from leaving the Company. If we are not able to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified technical and sales personnel, we may not be able to maintain and expand our business.

Our business may be adversely affected by unfavorable macroeconomic conditions

Our business, our results of operations and our financial condition could be adversely affected by various macroeconomic factors and the current and future conditions in the global financial markets. The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, rising interest rates, inflation, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflicts, including the conflict between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by affected countries and others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price.

In addition, these macroeconomic factors could affect the ability of our current or potential future third-party manufacturers or sole source suppliers to remain in business, or otherwise maintain our manufacturing or supply demands, which could result in potential supply chain disruptions. This, along with any of the foregoing factors, could impact our financial conditions, results of operations and cash flows. We cannot anticipate all of the ways in which the current and future economic climate and financial market conditions could adversely impact our business.

Adverse economic conditions or reduced spending on information technology solutions may adversely impact our revenue and profitability.

Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. We are unable to predict the likely duration and severity of adverse economic conditions in the United States and other countries, but the longer the duration, the greater risks we face in operating our business. We cannot assure you that current economic conditions, worsening economic conditions or prolonged poor economic conditions will not have a significant adverse impact on the demand for our solutions, and consequently on our results of operations and prospects.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations and financial condition.

In addition to intellectual property and other claims mentioned above, our business may expose us to litigation and administrative proceedings relating to labor, regulatory, tax proceedings, governmental investigations, tort claims, contractual disputes and criminal prosecution, among other matters, that could materially and adversely affect our business, results of operations, and financial condition. In the context of these proceedings, we may not only be required to pay fines or monetary damages but also be subject to sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation or proceedings. Although we will establish provisions in accordance with the requirements of GAAP, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. In addition, litigation and administrative proceedings can involve significant management time and attention and be expensive, regardless of outcome. During the course of any litigation and administrative proceedings, there may be announcements of the results of hearings and motions and other interim developments. If securities analysts or investors regard these announcements as negative, the trading price of our common stock may decline.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

We recognize the critical importance of maintaining the safety and security of our technology systems and data and have a holistic process for overseeing and managing cybersecurity and information technology related risks. This process is supported by both management and our Board. The Audit Committee (the "Audit Committee") of our Board has oversight of the Company's risk management program, and cybersecurity is a component of our overall approach to risk management.

Our cybersecurity policies, standards, processes, and practices are integrated across our operational risk management programs and are based on recognized frameworks. A cybersecurity threat is any potential unauthorized occurrence, on or conducted through, our information systems that may result in material adverse effects on the confidentiality, integrity or availability of our information systems or any information residing therein.

We are committed to protecting the security and integrity of our systems, networks, databases and applications and, as a result, have dedicated resources and implemented processes designed to prevent, assess, identify, and manage material risks associated with cybersecurity threats.

Cybersecurity risk management and strategy

As one of the critical elements of our overall risk management program, our cybersecurity program is focused on the following key areas:

- **Technical Safeguards:** We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, Security information and event management, Managed detection and response and access controls, which are regularly evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response & Recovery Planning:** We have established and maintain incident response and recovery plans that address our response procedures in the event of a multitude of various cybersecurity incidents. We leverage a Managed Detection and Response service which further helps support our internal security team to identify real time threats across our landscape.

- **Risk Management:** We maintain a preemptive and comprehensive risk-based approach to identifying and overseeing potential cybersecurity risks across our entire technology stack. Our cybersecurity program is built upon internationally recognized frameworks, such as ISO 27001, and maps to standards published by The National Institute of Standards and Technology. This approach also includes third-party risk management issues presented by third parties, including our vendors, service providers and other external users of our systems. We conduct cybersecurity assessments of third-party vendors that we engage with in our operations to identify and evaluate potential vulnerabilities. We also evaluate certain core operational capabilities of our third-party vendors. In addition, our agreements with material vendors include indemnification provisions with respect to cybersecurity matters.

- **Outside Consultants:** In addition to the broad capabilities of our internal information security team, we also engage various outside consultants, including contractors, auditors, and other third parties, to among other things, conduct regular testing of our networks and systems to identify vulnerabilities through penetration testing, while also measuring and advise on potential improvements to our incident prevention, response, and documentation procedures.

- **Team Member Education & Awareness:** We provide training to new team members, as well as frequent, mandatory training for all team members regarding cybersecurity threats to equip our team members with effective tools to identify and prevent cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

Governance & Personnel

Our Board has delegated to the Audit Committee the responsibility for monitoring and overseeing our cybersecurity and other information technology risks, controls, strategies and procedures. The Audit Committee periodically evaluates our information security strategies to ensure effectiveness and, if appropriate, may also include a review from third-party consultants and experts. Senior management updates the Board and Audit Committee on matters regarding information security policies and procedures and cybersecurity risk management strategy. In addition, the full Board may review and assess cybersecurity risks as part of its responsibilities for our risk management oversight.

In addition, we have an IT Security Committee comprised of our top executives from across the Company, including our Chief Executive Officer, Chief Financial Officer, General Counsel, and our VP of Information Technology and Security. The IT Security Committee meets quarterly to discuss and address management of the risks facing our business. Technological risk is a regular component analyzed by our IT Security Committee to identify and assess potential cybersecurity risks across our business operations.

Our information security team is led by our VP of Information Technology and Security, who has decades of experience in information technology and cybersecurity. Furthermore, our VP of Information Technology and Security holds several certifications, including CISSP (Certified Information Systems Security Professional), ACCISO (Associate Certified Chief Information Security Officer) and CISM (Certified Information Security Manager). The information security team conducts periodic assessment and testing of our policies, standards, processes, and practices that are designed to address a multitude of potential cybersecurity threats and incidents. These efforts include a wide range of activities, including penetration testing, adoption and regular evaluation of incident response plans and procedures, regular team member email phishing test campaigns, email security monitoring, real-time vulnerability scanning and intrusion detection, team member cybersecurity awareness programming, regular audits & evaluations of internal and third-party systems, and continuous improvement of the information security management system.

Impact of cybersecurity risks on business strategy, results of operations or financial condition

As of the date of this Form 10-K, there have been no cybersecurity incidents that have materially affected, or are likely to materially affect the Company's business strategy, results of operations or financial condition.

Item 2.   *Properties*

Our principal executive office is located in San Diego, California. Our corporate offices are located in San Diego, California where we lease approximately 38,000 square feet under an arrangement that expires in August 2027 and approximately 12,000 square feet under an arrangement that expires in July 2027. We further lease space in various geographic locations primarily for sales and support personnel, for research and development, or for temporary facilities. We believe that our existing facilities are adequate to meet our current needs and that we can renew our existing leases or obtain alternative space on terms that would not have a material impact on our financial condition.

Item 3.   *Legal Proceedings*

We are engaged in legal actions that arise in the ordinary course of our business. In general, while there can be no assurance, we believe that the ultimate outcome of these legal actions will not have a material adverse effect on our business, results of operations, financial condition or cash flows.

See Part IV Item 15 *Note 11 – Commitments and Contingencies*, in the accompanying consolidated financial statements for additional disclosure, which is incorporated herein by reference.

Item 4.   *Mine Safety Disclosures*

None.

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock Data

Shares of our common stock are currently quoted and traded on The Nasdaq Global Select Market under the symbol "INSG."

Number of Stockholders of Record

As of February 14, 2025, there were approximately 19 holders of record of our common stock. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared or paid cash dividends on any shares of our capital stock. We currently intend to retain all available funds for use in the operation and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities

None.

Item 6.   *Reserved*

None.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. This report contains certain forward-looking statements relating to future events or our future financial performance. These statements are subject to risks and uncertainties which could cause actual results to differ materially from those discussed in this report. You are cautioned not to place undue reliance on this information which speaks only as of the date of this report. Except as required by law, we assume no responsibility for updating any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of the important risks related to our business and future operating performance, see the discussion under the caption "Item 1A. Risk Factors" and under the caption "Factors Which May Influence Future Results of Operations" below.

Overview

Inseego Corp. is a leader in the design and development of cloud-managed wireless wide area network ("WAN") and intelligent edge solutions. Our 5G WAN portfolio is comprised of secure and high-performance mobile broadband and fixed wireless access ("FWA") solutions with associated cloud solutions for real time WAN visibility, monitoring, automation and control with centralized orchestration of network functions. These devices are specifically built for the carrier, enterprise and small and medium business ("SMB") market segments with a focus on performance, scalability, quality and enterprise grade security. We also provide a wireless subscriber management SaaS solution for carrier's management of their government and complex enterprise customer subscriptions.

Our 5G products and associated cloud solutions are designed and developed in the U.S. and are used in mission-critical applications requiring the highest levels of security and zero unscheduled downtime. These products support applications such as business broadband for both mobile and fixed use cases, enterprise networking and software-defined wide area network ("SD-WAN") failover management.

Inseego is at the forefront of providing high speed broadband through state-of-the-art 5G products and services to keep enterprise and SMB customers seamlessly connected. With multiple first-to-market innovations through several generations of 4G and 5G technologies, Inseego has been advancing wireless WAN technology and driving industry transformations for over 30 years. Our products currently operate on all major cellular networks in the US. Our mobile hotspots, sold under the MiFi ™ brand, have been sold to millions of end users and provide secure and convenient high-speed broadband access to the Internet on the go.

Business Segment Reporting

We operate as one business segment. As of December 31, 2024, the Company's Chief Operating Decision Maker ("CODM") was its Executive Chairman. The Company's Executive Chairman left the Company in February 2025, at which point, the Company's CODM became its Chief Executive Officer. Neither of these CODMs manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and financial results.

Recent Developments

Divestiture of Telematics Business

As previously noted in *Part I. Item 1. Business*, on September 16, 2024, the Company and its subsidiary Inseego SA (Pty) Ltd ("Seller") entered into a Share Purchase Agreement (the "Purchase Agreement") with Light Sabre SPV Limited (which subsequently novated its benefits and obligations under the Purchase Agreement to Ctrack Holdings (the "Purchaser")), pursuant to which Inseego agreed to sell to the Purchaser the entire issued share capital of the Company's Inseego International Holdings Limited subsidiary in exchange for approximately $52 million in cash. Upon completion of the sale, which occurred on November 27, 2024, the Purchaser acquired the Company's fleet management and telematics solutions business (the "Telematics Business"), which had operations in the United Kingdom, the European Union, Australia and New Zealand. The Purchase Agreement provided for a working capital adjustment, which was determined in December 2024 and funded in January 2025, resulting in an increase to the initial purchase consideration of $0.7 million as a result of changes in closing working capital and net debt.

The Company's decision to divest its Telematics Business was based on a review of the strategic fit of the business with the Company's North American-centric 5G wireless solutions business and the Company's previously stated goal to continue to significantly de-leverage its capital structure. The sale of the Telematics Business further supports the Company's streamlining of its focus and resources on the strongest growth opportunities around its core product offerings.

The results of operations related to the divested Telematics Business have been classified as discontinued operations within the Consolidated Statements of Operations and Comprehensive Income for all periods presented within the consolidated financial statements included in Part IV, Item 15 of this Form 10-K. All discussion below relates to the Company's continuing operations only, which excludes any results related to the divested Telematics Business, unless noted otherwise.

Debt Restructurings

Throughout the year ended December 31, 2024, the Company entered into a series of repurchase and exchange agreements with various holders of the Company's 2025 Convertible Notes (as defined below), some of whom were considered related parties of the Company. In summary, as a result of these repurchase and exchange agreements, the company exchanged $146.9 million of outstanding principal of the 2025 Convertible Notes in exchange for $33.8 million of cash, $40.9 million of principal of the 2029 Senior Secured Notes (as defined below), 2.9 million shares of the Company's common stock, and warrants to purchase an aggregate of approximately 2.5 million shares of the Company's common stock. These exchanges have significantly improved the Company's liquidity position.

Factors Which May Influence Future Results of Operations

Revenues. We classify our revenues from the sale of our products and services into two categories: Product Revenue, which consists of our Mobile Solutions and Fixed Wireless Access Solutions, and Services and Other. A description of each of the current revenue classifications is as follows:

Mobile solutions: Our mobile broadband devices, sold under the MiFi brand, are actively used by millions of end users to provide secure and convenient high-speed access to corporate, public and personal information through the Internet and enterprise networks. Our mobile portfolio is supported by our cloud offering, Inseego Connect for device management, whose revenues are included in *Services and Other* below. Our Mobile Solutions customer base is primarily comprised of mobile operators. These mobile operators include Verizon Wireless, T-Mobile and U.S. Cellular in the United States, Rogers and Telus in Canada, and various companies in other vertical markets.

Fixed wireless access solutions: Our fixed wireless access solutions are deployed by enterprise and SMB customers for their distributed sites and employees as a fully secure and corporate managed wireless WWAN solution. The portfolio consists of indoor, outdoor and industrial routers and gateways supported by our cloud offering – Inseego Connect – for device management. Revenues related to our cloud offerings of Inseego Connect are included within *Services and Other* below. These devices, sold under the Wavemaker brands, are sold by mobile operators such as T-Mobile, U.S. Cellular and Verizon Wireless along with distribution and channel partners.

Services and Other: A substantial majority of our Services and Other revenue comes from providing a SaaS wireless subscriber management solution (Inseego Subscribe) for carrier's management of their government and complex enterprise customer subscriptions. Services and Other revenue also includes the Company's above mentioned Inseego Connect offering. We also categorize non-recurring engineering services we provide to our customers as *Service and Other* revenue.

We believe that our future revenues may be influenced by a number of factors including:

- deployment of 5G infrastructure equipment;

- adoption of 5G end point products;

- competition in the area of 5G technology;

- acceptance of our products by new vertical markets;

- rate of change to new products;

- economic environment and related market conditions;

- product pricing; and

- changes in technologies.

Our revenues are also significantly dependent upon the availability of materials and components used in our hardware products.

Cost of Revenues. Cost of revenues includes all costs associated with our contract manufacturers, distribution, fulfillment and repair services, delivery of SaaS services, warranty costs, royalties, operations overhead, costs associated with cancellation of purchase orders and costs related to outside services. Also included in cost of revenues are costs related to inventory adjustments, as well as any write downs for excess and obsolete inventory and abandoned product lines. Inventory adjustments are impacted primarily by demand for our products, which is influenced by the factors discussed above.

Operating Costs and Expenses. Our operating costs consist of four primary categories: research and development, sales and marketing, general and administrative, and depreciation and amortization costs.

Research and development is at the core of our ability to produce innovative, leading-edge products. These expenses consist primarily of the cost of internal and third-party engineers and technicians who design and test our highly complex products, the procurement of testing and certification services, including prototypes, and other necessary expenditures.

Sales and marketing expenses consist primarily of our sales force and product-marketing professionals. In order to maintain strong sales relationships, we provide co-marketing, trade show support and product training. We are also engaged in a wide variety of marketing activities, such as awareness and lead generation programs as well as product marketing. Other marketing initiatives include public relations, seminars and co-branding with partners.

General and administrative expenses include primarily corporate functions such as accounting, human resources, legal, administrative support, information technology, and professional fees. This category also includes the expenses needed to operate as a publicly traded company, including compliance with the Sarbanes-Oxley Act of 2002, as amended, SEC filings, stock exchange fees and investor relations expense. Although general and administrative expenses are not directly related to revenue levels, certain expenses such as legal expenses and provisions for bad debts may cause significant volatility in future general and administrative expenses.

Depreciation and amortization expenses. Our depreciation and amortization expenses primarily include depreciation on our property, plant, and equipment, amortization of capitalized software projects, and amortization of intangibles purchased through acquisitions.

Impairment of capitalized software. Impairment expenses can be recorded on capitalized software intended for internal and external use. Impairments of capitalized software intended for internal use are recorded when the carrying value of the asset group to which the software belongs is not recoverable and exceeds its fair value. Impairments of capitalized software intended for external use are recorded when the net realizable value of the asset falls below its carrying value.

Operating Results. Our results are affected by numerous macroeconomic factors including inflation, consumer spending confidence and global supply chains. The existence of inflation in the U.S. and global economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuating exchange rates and other similar effects. If the inflation rate continues to increase, it could affect our expenses, especially employee compensation expense. Inflation and related increases in interest rates could also increase our customers' operating costs, which could result in reduced operating budgets. To the extent our products are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Such delays or reductions in technology spending are often associated with enhanced budget scrutiny by our customers including additional levels of approvals, cloud optimization efforts and additional time to evaluate and test our products, which can lead to long and unpredictable sales cycles. Such increases have, and may continue to have, a negative impact on the Company's revenue and profit margins, if the selling prices of products do not increase with the increased costs.

Results of Operations

The following table sets forth our consolidated statements of operations in dollars (in thousands) and expressed as a percentage of revenues, derived from the accompanying consolidated financial statements for the periods indicated.

	Year Ended December 31,			
	2024		**2023**	
Revenues:				
Mobile solutions	$ 98,930	51.7 %	$ 80,498	48.1 %
Fixed wireless access solutions	47,649	24.9	54,900	32.8
Product revenues	146,579	76.6	135,398	80.9
Services and other	44,665	23.4	31,888	19.1
Total revenues	191,244	100.0	167,286	100.0
Cost of revenues:				
Product	115,390	60.3	127,157	76.0
Services and other	7,057	3.7	4,353	2.6
Total cost of revenues	122,447	64.0	131,510	78.6
Gross profit	68,797	36.0	35,776	21.4
Operating costs and expenses:				
Research and development	20,596	10.8	19,725	11.8
Sales and marketing	15,951	8.3	16,632	9.9
General and administrative	17,240	9.0	15,853	9.5
Depreciation and amortization	12,368	6.5	18,408	11.0
Impairment of capitalized software	927	0.5	1,115	0.7
Total operating costs and expenses	67,082	35.1	71,733	42.9
Operating income (loss)	1,715		(35,957)	
Other income (expense):				
Loss on debt restructurings, net	(2,851)		—	
Loss on extinguishment of revolving credit facility	(788)		—	
Interest expense, net	(10,906)		(9,086)	
Other income (expense), net	(850)		70	
Loss before income taxes	(13,680)		(44,973)	
Income tax provision	689		43	
Loss from continuing operations, net of tax	(14,369)		(45,016)	
Income (Loss) from discontinued operations (net of income tax provision of $1,956 and $841, respectively)	18,941		(1,169)	
Net income (loss)	4,572		(46,185)	
Preferred stock dividends	(3,269)		(2,991)	
Net income (loss) attributable to common stockholders	$ 1,303		$ (49,176)	

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Revenues for the year ended December 31, 2024 were $191.2 million, an increase of $24.0 million, or 14.3%, compared to the same period in 2023.

The following table summarizes revenues by category (dollars in thousands):

Product Category	Year Ended December 31,		Change	
	2024	2023	$	%
Mobile solutions	$ 98,930	$ 80,498	$ 18,432	22.9 %
Fixed wireless access solutions	47,649	54,900	(7,251)	(13.2)
Product revenues	146,579	135,398	11,181	8.3
Services and other	44,665	31,888	12,777	40.1
Total	$ 191,244	$ 167,286	$ 23,958	14.3

Mobile solutions. The $18.4 million increase in Mobile solutions revenues is primarily due to increased sales of our premium 5G MiFi at multiple carriers, including a multi-quarter promotional offer at one of our carrier partners.

Fixed wireless access solutions. The $7.3 million decrease in Fixed wireless access solutions revenues is primarily due to decreased sales with one of our carrier partners, partially offset by increased sales from our channel program.

Services and other. The $12.8 million increase in Services and other revenues is primarily due to increased Inseego Subscribe revenues related to the terms of a two-year service contract renewal with a major customer that commenced in April 2024.

Cost of revenues. Cost of revenues for the year ended December 31, 2024 was $122.4 million, or 64.0% of revenues, compared to $131.5 million, or 78.6% of revenues, for the same period in 2023.

The following table summarizes cost of revenues by category (dollars in thousands):

Product Category	Year Ended December 31,		Change	
	2024	2023	$	%
Product	$ 115,390	$ 127,157	$ (11,767)	(9.3)%
Services and other	7,057	4,353	2,704	62.1
Total	$ 122,447	$ 131,510	$ (9,063)	(6.9)

Product. The $11.8 million decrease in Product cost of revenues is primarily due to significant inventory reserves and related charges that were recorded in 2023, described further below, partially offset by the impact of increased product revenues.

Services and other. The $2.7 million increase in Services and other cost of revenues is primarily due to increased Inseego Subscribe revenues and the related increase in costs incurred to provide these services.

Gross profit. Gross profit for the year ended December 31, 2024 was $68.8 million, or a gross margin of 36.0%, compared to $35.8 million, or a gross margin of 21.4%, for the same period in 2023. The increase in gross profit is primarily due to higher revenues in 2024 and significant inventory reserves that were recorded in 2023. The increase in gross profit margin is primarily due to the inventory reserves recorded in 2023 and a larger proportion of higher margin service revenues as a percentage of total revenues and increased margins on the Company's premium 5G MiFi offerings in 2024 in comparison to the lower margin products offered in the prior year.

In the year ended December 31, 2023, the Company recorded a write-down of $9.6 million to reflect inventories at net realizable value, in addition to a $1.3 million write-off of capitalized inventory order fees. Further, management accrued an additional $6.8 million in net charges for contract manufacturing liabilities (whose remaining balance is accrued in the *Accrued Expenses and Other Current Liabilities*) related to excess materials at the contract manufacturers' sites. All $17.7 million of these charges were recorded in cost of product revenues during the year ended December 31, 2023 and thereby negatively impacted gross profit. Management's analysis was based on new information that became available during 2023, updated sales projections and other dynamics in the market.

Operating costs and expenses. The following table summarizes operating costs and expenses (dollars in thousands):

Operating costs and expenses	Year Ended December 31,		Change	
	2024	2023	$	%
Research and development	$ 20,596	$ 19,725	$ 871	4.4 %
Sales and marketing	15,951	16,632	(681)	(4.1)
General and administrative	17,240	15,853	1,387	8.7
Depreciation and amortization	12,368	18,408	(6,040)	(32.8)
Impairment of capitalized software	927	1,115	(188)	(16.9)
Total	$ 67,082	$ 71,733	$ (4,651)	(6.5)

Research and development expenses. Research and development expenses for the year ended December 31, 2024 were $20.6 million, or 10.8% of revenues, compared to $19.7 million, or 11.8% of revenues, for the same period in 2023. The increase in research and development expenses was primarily due to fewer research and development projects that were capitalizable during the year ended December 31, 2024, which resulted in a higher percentage of research and development costs being recorded as operating expenses and increased annual incentive bonus accruals for 2024 performance that were not accrued or paid for in 2023, partially offset by lower personnel-related costs as a result of a decrease in overall research and development headcount and a decrease in consulting and outside services in relation to cost reduction efforts.

Sales and marketing expenses. Sales and marketing expenses for the year ended December 31, 2024 were $16.0 million, or 8.3% of revenues, compared to $16.6 million, or 9.9% of revenues, for the same period in 2023. The decrease in sales and marketing expenses was primarily due to lower overall sales headcount, partially offset by higher commission expenses as a result of higher revenues.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2024 were $17.2 million, or 9.0% of revenues, compared to $15.9 million, or 9.5% of revenues, for the same period in 2023. The increase in general and administrative expense was primarily due to an increase in legal and consulting expenses related to our capital structure management efforts, as well as annual incentive bonus accruals for 2024 performance that were not accrued or paid for in 2023, partially offset by a decrease in share-based compensation expense and temporary employment costs as part of cost reduction efforts.

Depreciation and amortization expenses. Depreciation and amortization expenses for the years ended December 31, 2024 was $12.4 million, or 6.5% of revenues, compared to $18.4 million, or 11.0% of revenues, for the same period in 2023. The decrease in depreciation and amortization expenses was primarily due to lower balances of capitalized software projects and property, plant and equipment during the year ended December 31, 2024 compared to the same period in 2023.

Impairment of capitalized software. For the years ended December 31, 2024 and 2023, we recorded impairments of $0.9 million and $1.1 million, respectively.

Other income (expense). The following table summarizes other income (expense) (dollars in thousands):

Other income (expense)	Year Ended December 31,		Change	
	2024	2023	$	%
Loss on debt restructurings, net	(2,851)	—	(2,851)	*
Loss on extinguishment of revolving credit facility	(788)	—	(788)	*
Interest expense, net	(10,906)	(9,086)	(1,820)	20.0
Other income (expense), net	(850)	70	(920)	*
Total	$ (15,395)	$ (9,016)	$ (6,379)	70.8

* Percentage not meaningful

Loss on debt restructurings, net The $2.9 million net loss on debt restructurings for the year ended December 31, 2024 is a result of the Company's 2025 Convertible Notes restructurings entered into during 2024 as part of our overall capital structure management efforts, as described below.

Loss on extinguishment of revolving credit facility The $0.8 million loss on extinguishment of revolving credit facility for the year ended December 31, 2024 relates to the voluntary early termination of the Company's Credit Facility (as defined in *Note 6 – Debt* in the accompanying condensed consolidated financial statements) in April 2024.

Interest expense, net. The $1.8 million increase in interest expense, net for the year ended December 31, 2024 over the same period in 2023 was primarily a result of the non-cash amortization of the debt discount and coupon interest on the Short-

Term Loan (as defined below) received in June 2024, partially offset by reductions in the principal balance of the 2025 Convertible Notes and voluntary early termination of the Company's Credit Facility in April 2024.

Other income (expense), net. Other income (expense), net for the years ended December 31, 2024 and 2023 was $0.9 million and $0.1 million, respectively.

Income tax provision. Income tax provision for the years ended December 31, 2024 and 2023 was a provision of $0.7 million and $0.0 million, respectively.

Income (Loss) from discontinued operations, net of tax Income (Loss) from discontinued operations, net of tax for the years ended December 31, 2024 and 2023 was $18.9 million and $(1.2) million, respectively. The increase was primarily due to the gain on sale recorded upon completion of the divestiture of the Telematics business in 2024.

Preferred stock dividends. During the years ended December 31, 2024 and 2023, we recorded dividends of $3.3 million and $3.0 million, respectively, on our Preferred Stock.

Reverse Stock Split

On January 24, 2024, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, each share of common stock issued and outstanding immediately prior to January 24, 2024 were automatically converted into one-tenth (1/10) of a share of common stock. The Reverse Stock Split did not change the par value of the common stock or the authorized number of shares of common stock. All outstanding convertible notes, stock options and RSUs entitling their holders to purchase or obtain or convert into shares of our common stock were adjusted, as required by the terms of these securities. All applicable common share and per share amounts have been retrospectively restated to show the effect of the reverse split.

Liquidity and Capital Resources

As of December 31, 2024, the Company had available cash and cash equivalents totaling $39.6 million. Subsequent to the restructuring transactions described below, the 2025 Convertible Notes had a principal balance of $14.9 million as of December 31, 2024 that matures on May 1, 2025. Additionally, the Company's new 2029 Senior Secured Notes, which bear interest at 9% payable semi-annually in arrears in May and November, had a principal balance of $40.9 million outstanding as of December 31, 2024.

During 2024, the Company entered into a series of agreements, as part of its overall capital structure management, to reduce its total debt and restructure its outstanding 2025 Convertible Notes. In summary, through various separate transactions executed during 2024, the Company repurchased or exchanged a total of $146.9 million in principal of 2025 Convertible Notes for approximately $33.8 million in cash, $40.9 million in principal amount of the 2029 Senior Secured Notes, 2.9 million shares of the Company's Common Stock, and warrants to purchase an aggregate of 2.5 million shares of the Company's Common Stock. See Part IV Item 15 Note 6 – Debt and Note 8 – Stockholders' Equity (Deficit) in the accompanying financial statements for further details regarding the 2029 Senior Secured Notes and related warrants.

The Company generated positive cash flow from operations for both the years ended December 31, 2024 and 2023. In April 2024, the Company received a $15.0 million upfront payment from a customer in connection with a two-year service contract. Based on the factors above, and to reduce financing costs, the Company voluntarily paid-off and terminated its prior revolving credit facility effective April 18, 2024. Additionally, in November 2024, the Company closed the sale of its Telematics Business, resulting in the receipt of cash proceeds of $52.0 million. These factors have had a positive impact on our liquidity.

While the Company's liquidity and financial results have had several positive developments recently, as noted above, the Company has a history of operating and net losses and overall usage of cash from operating and investing activities. The Company's ability to maintain profitable operations and continue to generate positive cash flows is dependent upon achieving a level and mix of revenues adequate to support its evolving cost structure. In order to effect the restructuring or refinancing of the Company's obligations, or if events or circumstances occur such that the Company does not meet its operating plan as expected, or if the Company becomes obligated to pay unforeseen expenditures, the Company may be required to raise capital, reduce planned research and development activities, incur additional restructuring charges or reduce other operating expenses and capital expenditures, which could have an adverse impact on the Company's ability to achieve its intended business objectives.

Our liquidity could be compromised if there is any interruption in our business operations, a material failure to satisfy our contractual commitments, retention of our key existing customers or a failure to generate revenue from new or existing products. If additional funds are raised by the issuance of equity securities, or in connection with any additional debt restructurings or refinancing, Company's stockholders could experience significant dilution of their ownership interests and securities issued may have rights senior to those of the holders of the Company's common stock.

Contractual Obligations and Commitments

As of December 31, 2024, our material contractual obligations consisted of the following:

- To mitigate the risk of material shortages and price increases, we enter into non-cancellable purchase obligations with certain key contract manufacturers for the purchase of goods and services in the three to four quarters following the balance sheet date. Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2024, our future payments under these noncancellable purchase obligations were approximately $44.9 million.

- $14.9 million in outstanding principal amount of 2025 Convertible Notes with required interest payments; see Part IV Item 15 *Note 6 – Debt*;

- $40.9 million in outstanding borrowings under the 2029 Senior Secured Notes; see Part IV Item 15 *Note 6 – Debt*; and

- Operating lease liabilities that are included on our consolidated balance sheet; see Part IV Item 15 *Note 12 – Leases.*

Historical Cash Flows

The following table summarizes our consolidated statements of cash flows for the periods indicated (in thousands):

	Year Ended December 31,	
	2024	2023
Operating cash flows from continuing operations	$ 26,657	$ 3,750
Operating cash flows from discontinued operations	6,862	2,207
Net cash provided by operating activities	33,519	5,957
Investing cash flows from continuing operations	(5,061)	(8,336)
Investing cash flows from discontinued operations	48,092	(1,833)
Net cash provided by (used in) investing activities	43,031	(10,169)
Financing cash flows from continuing operations	(38,781)	2,211
Financing cash flows from discontinued operations	—	—
Net cash provided by (used in) financing activities	(38,781)	2,211
Effect of exchange rates on cash	(582)	1,169
Net increase (decrease) in cash, cash equivalents and restricted cash	37,187	(832)
Cash, cash equivalents and restricted cash, beginning of period	2,409	3,241
Cash, cash equivalents and restricted cash, end of period	$ 39,596	$ 2,409

Operating activities.

Net cash provided by operating activities for the year ended December 31, 2024 is comprised of cash flows from continuing operations of $26.7 million and cash flows from discontinued operations of $6.9 million. The cash inflows from continuing operations were primarily related to net cash provided by working capital of $15.5 million and a net loss from continuing operations of $14.4 million that was fully offset by non-cash charges, including depreciation and amortization of $12.5 million, amortization of debt discount and debt issuance costs of $4.4 million, share-based compensation expense of $3.8 million, loss on debt restructurings of $2.9 million, non-cash operating lease expense of $1.0 million, capitalized software impairments of $0.9 million, and a loss on extinguishment of our revolving credit facility of $0.8 million.

Net cash provided by operating activities for the year ended December 31, 2023 is comprised of cash flows from continuing operations of $3.8 million and cash flows from discontinued operations of $2.2 million. The cash inflows from continuing operations were primarily related to net cash provided by working capital of $8.7 million, partially offset by a net loss from continuing operations of $45.0 million that was offset by non-cash charges, including depreciation and amortization of $18.7 million, excess and obsolete inventory provisions of $9.5 million, share-based compensation expense of $7.0 million, amortization of debt discount and issuance costs of $2.0 million, write-offs of capitalized inventory fees of $1.3 million, and capitalized software impairments of $1.1 million.

Investing activities.

Net cash provided by investing activities during the year ended December 31, 2024 is primarily comprised of cash flows from discontinued operations of $48.1 million related to the divestiture of the Telematics Business, partially offset by $5.0 million in of cash outflows related to the development of software in support of our products and services and $0.1 million of property, plant and equipment purchases.

Net cash used in investing activities during the year ended December 31, 2023 was primarily comprised of $8.1 million of cash outflows related to the development of software in support of our products and services, $0.2 million of property, plant and equipment purchases, and cash outflows from discontinued operations of $1.8 million.

Financing activities.

Net cash used in financing activities during the year ended December 31, 2024 is primarily comprised of cash outflows of $33.8 million from the repurchases of a portion of our convertible notes, $19.5 million from the full repayment of the Company's Short-Term Loan and $4.9 million from the voluntary early termination and repayment of our revolving credit facility, partially offset by cash inflows of $19.4 million from the issuance of the Short-Term Loan, net of debt issuance costs.

Net cash provided by financing activities during the year ended December 31, 2023 is primarily comprised of $6.1 million in proceeds from public offerings, partially offset by $3.8 million of cash outflow related to net repayments of our now-terminated revolving credit facility.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to capitalization and subsequent valuation of externally marketed software development costs and inventory valuation. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

We believe that the following accounting estimates we have identified as critical involve a greater degree of judgment and complexity than our other accounting estimates. Accordingly, these are the estimates we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations. Refer to *Note 1 – Nature of Business and Significant Accounting Policies* to our consolidated financial statements included elsewhere in this report for a summary of each of the related accounting policies.

Capitalization and Subsequent Valuation of Externally Marketed Software Development Costs

Estimates in the capitalization and subsequent valuation of externally marketed software development costs involve a significant level of estimation uncertainty include our estimates of what costs are capitalizable and when they're capitalizable, the proper useful life to amortize capitalized costs over, and the proper valuation of such capitalizable costs at each balance sheet date. These estimates are sensitive to determinations of project progress, expectations of the period over which the software will be sold, as well as forecasts of future demand for the externally marketed software. Any changes to such estimates, for example changes in the expected period over which the software will be sold, impact our consolidated financial results in periods subsequent to determining those estimates.

Inventory Valuation

Estimates in the valuation of inventory that involve a significant level of estimation uncertainty include our estimates of excess and obsolete inventory based on forecasts of future demand for our products in inventory. Any changes to such estimates, for example differences in actual sales versus our estimates of demand, or conversely, the ultimate sell-through of fully reserved inventory for which we did not anticipate any future demand, impact our consolidated financial results in periods subsequent to recording those estimates. Other than our forecasts of future demand, there are no assumptions inherent in our estimates in the valuation of inventory that would result in sensitivity of reported amounts to such assumptions.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

2029 Senior Secured Notes, 2025 Convertible Notes and Embedded Derivative

Our total fixed-rate borrowings under the 2029 Senior Secured Notes and 2025 Convertible Notes as of December 31, 2024 were $40.9 million and $14.9 million, respectively. We record all of our fixed-rate borrowings at amortized cost and therefore, any changes in interest rates do not impact the values that we report for these liabilities on our consolidated financial statements. As of December 31, 2024 and 2023, we had no variable-rate borrowings related to the 2029 Senior Secured Notes or 2025 Convertible Notes.

The 2025 Convertible Notes include an embedded derivative which was marked to a fair value of zero at both December 31, 2024 and 2023. The fair value inputs to the derivative valuation include dividend yield, term, volatility, stock price, and risk-free rate. Consequently we may incur gains and losses on the derivative as changes occur in the stock price, volatility, and risk-free rate at each reporting period. Additional details regarding our 2025 Convertible Notes and the embedded derivative are included in Item IV Part 15 *Note 5 – Fair Value Measurements* and *Note 6 – Debt* in this Annual Report on Form 10-K.

Inflation Risk

Inflationary factors, such as increases in the cost of our materials, supplies, and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience an effect if inflation rates continue to rise. Significant adverse changes in inflation and prices in the future could result in material losses.

Currency Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. A majority of our revenue is denominated in U.S. Dollars. However, as we have operations in foreign countries, a stronger U.S. Dollar could make our products and services more expensive in foreign countries and therefore reduce demand. A weaker U.S. Dollar could have the opposite effect. Such economic exposure to currency fluctuations is difficult to measure or predict because our sales are also influenced by many other factors.

For the fiscal year ended December 31, 2024, sales denominated in foreign currencies were approximately 9.8% of total revenue. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. These foreign currencies primarily consist of the Canadian Dollar, South African Rand, British Pound, Euro, and Australian Dollar. For the twelve months ended December 31, 2024, a hypothetical 10% change in these foreign currencies would have increased or decreased our revenue by approximately $1.9 million. Actual gains and losses in the future may differ materially from the hypothetical gains and losses discussed above based on changes in the timing and amount of foreign currency exchange rate movements.

Item 8. *Financial Statements and Supplementary Data*

Our consolidated financial statements and the Reports of Independent Registered Public Accounting Firms appear in Part IV of this report.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed in our reports to the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by SEC rules, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this report. Based on the foregoing, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or because the degree of compliance with policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework) in Internal Control—Integrated Framework. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Marcum LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited our internal control over financial reporting as of December 31, 2024. Their report on the effectiveness of the Company's internal control over financial reporting is included below.

Changes in Internal Control over Financial Reporting

An evaluation was also performed under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of any change in our internal control over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The evaluation did not identify any change in our internal control over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders and Board of Directors of Inseego Corp.

Opinion on Internal Control over Financial Reporting

We have audited Inseego Corp.'s (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations and comprehensive Income, stockholders' deficit, and cash flows and the related notes for each of the two years in the period ended December 31, 2024 of the Company, and our report dated February 19, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum LLP

Marcum LLP

Philadelphia, Pennsylvania

February 19, 2025

Item 9B. *Other Information*

   None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

   Not applicable.

PART III

Items 10, 11, 12, 13 and 14.

The information required by Items 10, 11, 12, 13 and 14 is incorporated by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders or an amendment to this report, which the Company intends to file with the SEC within 120 days of the end of the fiscal year end to which this report relates.

PART IV

Item 15.   *Exhibit and Financial Statement Schedules*

(a)(1)   The Company's consolidated financial statements and report of the Marcum LLP, Independent Registered Public Accounting Firm, are included in Section IV of this report beginning on page F-1.

(a)(2)   Schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or related notes thereto.

(a)(3)   Exhibits

The following Exhibits are filed as part of, or incorporated by reference into this report:

Exhibit No.	Description	Form	Exhibit	Filing Date
			Incorporated by Reference to:	
3.1	Amended and Restated Certificate of Incorporation.	8-K	3.1	11/9/2016
3.2	Amended and Restated Bylaws.	8-K	3.2	11/9/2016
3.3	Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock.	8-K	3.1	8/13/2019
3.4	Certificate of Amendment to Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock.	8-K	3.1	3/10/2020
3.5	Certificate of Amendment of Certificate of Incorporation of Inseego Corp., dated January 23, 2024.	8-K	3.1	1/23/2024
4.1	Form of Inseego Corp. Common Stock Certificate.	8-K	4.1	11/9/2016
4.2	Description of Equity Securities Registered under Section 12 of the Exchange Act..	10-K	4.2	3/1/2021
4.3	Base Indenture, dated May 12, 2020, between Inseego Corp. and Wilmington Trust, National Association, as trustee.	8-K	4.1	5/12/2020
4.4	First Supplemental Indenture, dated May 12, 2020, between Inseego Corp. and Wilmington Trust, National Association, as trustee.	8-K	4.2	5/12/2020
4.5	Form of 3.25% convertible senior note due 2025.	10-Q	10.5	8/10/2020
4.6	Registration Rights Agreement, dated August 6, 2018, by and among Inseego Corp. and the Investors identified on Exhibit A to the Securities Purchase Agreement.	8-K	4.3	8/7/2018
4.7	Indenture, dated as of November 6, 2024, by and among Inseego Corp. and Wilmington Savings Fund Society, FSB, as trustee.	8-K	4.1	11/12/2014
4.8	Supplemental Indenture, dated as of November 6, 2024, by and among Inseego Corp., as issuer, the guarantors from time to time party thereto and Wilmington Savings Fund Society, FSB, as trustee.	8-K	4.2	11/12/2014
4.8(b)	Form of 9.0% Senior Secured Notes due 2029 (included as Exhibit A to Exhibit 4.8).			
10.1*	Inseego Corp. 2018 Omnibus Incentive Compensation Plan, as amended on July 30, 2024.	10-Q	10.1	11/13/2024
10.2*	Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan, as amended on July 30, 2024 .	10-Q	10.2	11/13/2024
10.3*	Form of Indemnification Agreement.	8-K	10.3	8/21/2017
10.4	Securities Purchase Agreement, dated August 6, 2018, by and among Inseego Corp. and the Investors identified on Exhibit A thereto.	8-K	4.1	8/7/2018
10.5*	Inseego Corp. Executive Officer Clawback Policy.	8-K	10.1	10/30/2023
10.6*	Offer Letter dated September 12, 2023 between Inseego Corp. and Steven Gatoff.	10-Q	10.1	11/3/2023
10.7	Form of Common Stock Purchase Warrant.	8-K	10.3	7/1/2024

			Incorporated by Reference to:		
10.8	Share Purchase Agreement dated September 16, 2024.	8-K	2.1	9/16/2024
10.9	License Agreement dated September 16, 2024.	8-K	10.1	9/16/2024
10.10	Transitional Services Agreement dated September 16, 2024.	8-K	10.2	9/16/2024
10.11	Form of Exchange Agreement dated November 6, 2024	8-K	10.1	11/12/2024
10.12	Security and Pledge Agreement dated November 6, 2024	8-K	10.2	11/12/2024
10.13	Form of Common Stock Purchase Warrant	8-K	10.3	11/12/2024
10.14	Registration Rights Agreement dated November 6, 2024	8-K	10.4	11/12/2024
19**	Insider Trading Policy			
21**	Subsidiaries of Inseego Corp.			
23.1**	Consent of Independent Registered Public Accounting Firm (Marcum LLP).			
31.1**	Certification of our Principal Executive Officer adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			
31.2**	Certification of our Principal Financial Officer adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.			
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL			
101.SCH	Inline XBRL Taxonomy Extension Schema Document.			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)			
*	Management contract, compensatory plan or arrangement			
**	Filed herewith			

(b)   See Item 15(a)(3) above.

(c)   See Item 15(a)(2) above.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025

INSEEGO CORP.

By   /s/ Juho Sarvikas

Juho Sarvikas
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ Juho Sarvikas **Juho Sarvikas**	Chief Executive Officer (Principal Executive Officer)	February 19, 2025
/s/ Steven Gatoff **Steven Gatoff**	Chief Financial Officer (Principal Financial Officer)	February 19, 2025
/s/ J. Paul McClaskey **J. Paul McClaskey**	Chief Accounting Officer (Principal Accounting Officer)	February 19, 2025
/s/ James B. Avery **James B. Avery**	Director	February 19, 2025
/s/ Christopher Harland **Christopher Harland**	Director	February 19, 2025
/s/ Brian Miller **Brian Miller**	Director	February 19, 2025
/s/ Juho Sarvikas **Juho Sarvikas**	Director	February 19, 2025
/s/ Jeffrey Tuder **Jeffrey Tuder**	Director	February 19, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Inseego Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Inseego Corp. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated February 19, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

Philadelphia, Pennsylvania

February 19, 2025

INSEEGO CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value, share and per share data)

	December 31,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39,596	$ 2,409
Accounts receivable, net of allowance for expected credit losses of $123 and $617, respectively	13,803	18,202
Inventories	13,575	20,555
Prepaid expenses and other	5,926	4,937
Current assets held for sale	—	12,123
Total current assets	72,900	58,226
Property, plant and equipment, net of accumulated depreciation of $28,897 and $27,513, respectively	1,102	2,389
Intangible assets, net of accumulated amortization of $33,558 and $31,444, respectively	18,747	25,718
Goodwill	3,949	3,949
Operating lease right-of-use assets	2,855	4,022
Other assets	446	1,256
Non-current assets held for sale	—	26,237
Total assets	$ 99,999	$ 121,797
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 18,433	$ 23,408
Accrued expenses and other current liabilities	30,133	21,049
2025 Convertible Notes, net	14,905	—
Revolving credit facility, net	—	4,094
Current liabilities held for sale	—	7,360
Total current liabilities	63,471	55,911
Long-term liabilities:		
2025 Convertible Notes, net	—	159,912
Operating lease liabilities	2,627	3,972
Deferred tax liabilities, net	174	112
2029 Senior Secured Notes, net	41,830	—
Other long-term liabilities	4,755	2,351
Non-current liabilities held for sale	—	1,644
Total liabilities	112,857	223,902
Commitments and Contingencies (Note 11.)		
Stockholders' deficit:		
Preferred stock, par value $0.001; 2,000,000 shares authorized:		
Series E Preferred stock, par value $0.001; 39,500 shares designated, 25,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, aggregate liquidation preference of $38,392,444 as of December 31, 2024	—	—
Common stock, par value $0.001; 150,000,000 shares authorized, 14,990,712 and 11,878,557 shares issued and outstanding as of December 31, 2024 and December 31, 2023 [(*)], respectively	15	12
Additional paid-in capital [(*)]	892,534	810,138
Accumulated other comprehensive loss	218	(5,327)
Accumulated deficit	(905,625)	(906,928)
Total stockholders' deficit	(12,858)	(102,105)
Total liabilities and stockholders' deficit	$ 99,999	$ 121,797

(*) Adjusted retroactively for reverse stock split that occurred on January 24, 2024, see Note 1

See accompanying notes to consolidated financial statements.

INSEEGO CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Year Ended December 31,	
	2024	2023
Revenues:		
Mobile solutions	$ 98,930	$ 80,498
Fixed wireless access solutions	47,649	54,900
Product revenues	146,579	135,398
Services and other	44,665	31,888
Total revenues	191,244	167,286
Cost of revenues:		
Product	115,390	127,157
Services and other	7,057	4,353
Total cost of revenues	122,447	131,510
Gross profit	68,797	35,776
Operating costs and expenses:		
Research and development	20,596	19,725
Sales and marketing	15,951	16,632
General and administrative	17,240	15,853
Depreciation and amortization	12,368	18,408
Impairment of capitalized software	927	1,115
Total operating costs and expenses	67,082	71,733
Operating income (loss)	1,715	(35,957)
Other income (expense):		
Loss on debt restructurings, net	(2,851)	—
Loss on extinguishment of revolving credit facility	(788)	—
Interest expense, net	(10,906)	(9,086)
Other income (expense), net	(850)	70
Loss before income taxes	(13,680)	(44,973)
Income tax provision	689	43
Loss from continuing operations, net of tax	(14,369)	(45,016)
Income (Loss) from discontinued operations (net of income tax provision of $1,956 and $841, respectively)	18,941	(1,169)
Net income (loss)	4,572	(46,185)
Preferred stock dividends	(3,269)	(2,991)
Net income (loss) attributable to common stockholders	$ 1,303	$ (49,176)
Per share data:		
Net earnings (loss) per share:		
Basic and diluted:		
Continuing operations	$ (1.41)	$ (4.22)
Discontinued operations	1.51	(0.10)
Basic earnings (loss) per share [(*)]	$ 0.10	$ (4.32)
Weighted-average shares used in computation of net earnings (loss) per share		
Basic and diluted (*)	12,535,756	11,372,069
Other comprehensive (loss) income:		
Foreign currency translation adjustment	$ (581)	$ 1,002
Release of cumulative foreign currency translation adjustments as a result of the sale of Telematics Business	6,126	—
Comprehensive income (loss)	$ 10,117	$ (45,183)

(*) Adjusted retroactively for reverse stock split that occurred on January 24, 2024, see Note 1. Rounding may affect summation.

See accompanying notes to consolidated financial statements.

INSEEGO CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Deficit
	Shares	Amount	Shares (*)	Amount				
Balance, December 31, 2022	25	$ —	10,847	$ 11	$ 793,952	$ (857,752)	$ (6,329)	$ (70,118)
Net loss	—	—	—	—	—	(46,185)	—	(46,185)
Foreign currency translation adjustment	—	—	—	—	—	—	1,002	1,002
Exercises of stock options, vesting of restricted stock units and stock issued under employee stock purchase plan, net of taxes withheld	—	—	228	3	(308)	—	—	(305)
Issuance of common shares in connection with a public offering, net of issuance costs	—	—	804	8	6,049	—	—	6,057
Share-based compensation	—	—	—	—	7,444	—	—	7,444
Preferred stock dividends	—	—	—	—	2,991	(2,991)	—	—
Impact of retroactively adjusted stock split	—	—	—	(10)	10	—	—	—
Balance, December 31, 2023	25	—	11,879	12	810,138	(906,928)	(5,327)	(102,105)
Net income	—	—	—	—	—	4,572	—	4,572
Foreign currency translation adjustment	—	—	—	—	—	—	(581)	(581)
Exercises of stock options, vesting of restricted stock units and stock issued under employee stock purchase plan, net of taxes withheld	—	—	174	—	530	—	—	530
Share-based compensation	—	—	—	—	3,939	—	—	3,939
Issuance of common stock in connection with debt restructurings	—	—	2,938	3	44,286	—	—	44,289
Issuance of common stock warrants in connection with debt restructurings	—	—	—	—	30,372	—	—	30,372
Release of cumulative foreign currency translation adjustments as a result of the sale of Telematics Business	—	—	—	—	—	—	6,126	6,126
Preferred stock dividends	—	—	—	—	3,269	(3,269)	—	—
Balance, December 31, 2024	25	$ —	14,991	$ 15	$ 892,534	$ (905,625)	$ 218	$ (12,858)

(*) Adjusted retroactively for reverse stock split that occurred on January 24, 2024, see Note 1

See accompanying notes to consolidated financial statements.

INSEEGO CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:		
Net income (loss)	$ 4,572	$ (46,185)
Adjustments to reconcile Net income (loss) to net cash provided by operating activities		
(Income) Loss from discontinued operations, net of tax	(18,941)	1,169
Depreciation and amortization	12,529	18,709
Provision for expected credit losses	216	302
Impairment of capitalized software	927	1,115
Provision for excess and obsolete inventory	(54)	9,491
Write-off of capitalized inventory order fees	—	1,275
Impairment of operating lease right-of-use assets	138	469
Share-based compensation expense	3,824	6,971
Amortization of debt discount and debt issuance costs	4,399	1,953
Loss on extinguishment of revolving credit facility	788	—
Loss on debt restructurings, net	2,851	—
Deferred income taxes	62	9
Non-cash operating lease expense	1,035	1,038
Changes in assets and liabilities, net of effects of divestiture:		
Accounts receivable	4,670	3,068
Inventories	6,923	4,272
Prepaid expenses and other assets	(71)	1,933
Accounts payable	(6,947)	(802)
Accrued expenses other liabilities	10,966	235
Operating lease liabilities	(1,230)	(1,272)
Operating cash flows from continuing operations	26,657	3,750
Operating cash flows from discontinued operations	6,862	2,207
Net cash provided by operating activities	33,519	5,957
Cash flows from investing activities:		
Purchases of property, plant and equipment	(100)	(224)
Additions to capitalized software development costs and purchases of intangible assets	(4,961)	(8,112)
Investing cash flows from continuing operations	(5,061)	(8,336)
Investing cash flows from discontinued operations	48,092	(1,833)
Net cash provided by (used in) investing activities	43,031	(10,169)
Cash flows from financing activities:		
Payments related to repurchases of 2025 Convertible Notes	(33,769)	—
Proceeds from issuance of short-term loan and warrants, net of issuance costs	19,350	—
Repayments on short-term loan	(19,500)	—
Net repayments on asset-backed revolving credit facility	(4,882)	(3,757)
Net repayment of bank and overdraft facilities	—	(186)
Proceeds from a public offering, net of issuance costs	—	6,057
Proceeds from stock option exercises and ESPP	20	97
Financing cash flows from continuing operations	(38,781)	2,211
Financing cash flows from discontinued operations	—	—
Net cash provided by (used in) financing activities	(38,781)	2,211
Effect of exchange rates on cash	(582)	1,169
Net increase (decrease) in cash, cash equivalents and restricted cash	37,187	(832)
Cash, cash equivalents and restricted cash, beginning of period	2,409	3,241
Cash, cash equivalents and restricted cash, end of period	$ 39,596	$ 2,409
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 6,245	$ 6,013
Income taxes	$ 196	$ 142
Supplemental disclosures of non-cash activities:		
Capital expenditures financed through accounts payable or accrued liabilities	$ 235	$ 98
2029 Senior Secured Notes issued in exchange for 2025 Convertible Notes	$ 42,557	$ —

Common stock issued in exchange for 2025 Convertible Notes		$	44,930	$	—
Warrants issued in exchange for 2025 Convertible Notes		$	27,603	$	—
Purchase price receivable for Telematics divestiture within prepaid and other current assets		$	710	$	—
Accrued taxes related to Telematics divestiture		$	900	$	—

See accompanying notes to consolidated financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Inseego Corp. (the "Company", "Inseego", "We" or "Our") is a leader in the design and development of fixed and mobile wireless products as well as cloud solutions for businesses, consumers, and governments around the globe. Our products and solutions are powered by our key wireless innovations in mobile and FWA technologies, including a suite of 5G products and purpose-built SaaS cloud platforms.

Inseego is a Delaware corporation formed in 2016 and is the successor to Novatel Wireless, Inc., a Delaware corporation formed in 1996. The Company's principal executive and corporate offices are located at 9710 Scranton Road, Suite 200, San Diego, CA 92121. Inseego's common stock trades on the NASDAQ Global Select Market under the trading symbol "INSG."

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Basis of presentation

The consolidated financial statements of Inseego Corp. present information in accordance with generally accepted accounting principles in the U.S. ("GAAP"), have been prepared pursuant to the rules and regulations of the SEC and, in the opinion of management, present fairly the consolidated financial position, results of operations and cash flows of the Company and its wholly-owned subsidiaries for the periods presented.

Reclassifications

Certain amounts recorded in the prior period consolidated financial statements have been reclassified to conform to the current period financial statement presentation. These reclassifications had no effect on previously reported operating results.

Divestiture of the Telematics Business

On November 27, 2024, the Company completed the previously announced sale of its fleet management and telematics solutions business, which has operations in the United Kingdom, Europe, Australia and New Zealand (the "Telematics Business"). The sale of the Telematics Business was completed pursuant to the Share Purchase Agreement, which was entered into on September 16, 2024 with Light Sabre SPV Limited (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, Ctrack Holdings (the "Purchaser"), as assignee of Light Sabre SPV Limited, acquired the entire issued share capital of the Company's Inseego International Holdings Limited subsidiary for $52.0 million in an all-cash transaction (the "Sale Transaction"). The Purchase Agreement provided for a working capital adjustment, which was determined in December 2024 and funded in January 2025, resulting in an increase to the initial purchase consideration of $0.7 million as a result of changes in closing working capital and net debt.

In accordance with the authoritative guidance for discontinued operations (Accounting Standards Codification ("ASC") 205-20), the Company determined that the Telematics Business met the held-for sale and discontinued operations accounting criteria at the end of the third quarter of 2024. Accordingly, within these consolidated financial statements, the assets and liabilities associated with the Telematics Business disposal group prior to its sale have been classified as held for sale within the Consolidated Balance Sheets and its operations and cash flows have been classified as discontinued operations within the Consolidated Statements of Operations and Comprehensive Income and Consolidated Statements of Cash Flows.

Refer to *Note 2 – Held for Sale and Discontinued Operations* for additional information regarding the Telematics Business, including the assets and liabilities divested and income from discontinued operations. Unless otherwise noted, disclosures within these remaining Notes to Consolidated Financial Statements relate solely to the Company's continuing operations.

Held for Sale and Discontinued Operations

The Company classifies assets and liabilities to be sold (disposal group) as held for sale in the period when all of the applicable criteria are met, including: (i) management commits to a plan to sell, (ii) the disposal group is available to sell in its present condition, (iii) there is an active program to locate a buyer, (iv) the disposal group is being actively marketed at a reasonable price in relation to its fair value, (v) significant changes to the plan to sell are unlikely, and (vi) the sale of the disposal group is generally probable of being completed within one year. Management performs an assessment at least quarterly or when events or changes in business circumstances indicate that a change in classification may be necessary.

Assets and liabilities held for sale are presented separately within the Consolidated Balance Sheets with any adjustments necessary to measure the disposal group at the lower of its carrying value or fair value less costs to sell. Depreciation of property, plant and equipment and amortization of intangible and right-of-use assets are not recorded while these assets are classified as held for sale. For each period the disposal group remains classified as held for sale, its recoverability is reassessed and any necessary adjustments are made to its carrying value. No impairment upon classification as held for sale was recorded during the years ended December 31, 2024 or 2023.

The Company reports the results of operations of a business as discontinued operations if a disposal represents a strategic shift that will have a major effect on its operations and financial results. The results of discontinued operations are reported as Income from discontinued operations, net of tax in the Consolidated Statements of Operations and Comprehensive Income for the current and prior periods commencing in the period in which the held for sale criteria are met. Income from discontinued operations, net of tax includes direct costs attributable to the divested business and excludes any cost allocations associated with any shared or corporate functions unless otherwise dedicated to the divested business. Income from discontinued operations, net of tax will include any gain or loss recognized upon disposition or from adjustment of the carrying amount to fair value less costs to sell while classified as held for sale.

Transactions between the businesses held for sale and businesses held for use that are expected to continue after the disposal are not eliminated in order to appropriately reflect the continuing operations as well as the activity to be disposed of. Interest costs are included as a component of Income from discontinued operations, net of tax for debt specifically attributable to the discontinued operation or debt that is obligated to be repaid in connection with the completion of the divestiture. Activity within comprehensive income directly associated with a divested business is not realized as a component of Income from discontinued operations, net of tax until completion of the sale or disposition.

Reverse Stock Split

On January 24, 2024, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, each share of common stock issued and outstanding immediately prior to January 24th were automatically converted into one-tenth (1/10) of a share of common stock. The Reverse Stock Split affected all common stockholders uniformly and did not alter any stockholder's percentage interest in the Company's equity, except to the extent that the Reverse Stock Split would result in a stockholder owning a fractional share. No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share instead were entitled to receive cash in lieu of such fractional share.

The Reverse Stock Split did not change the par value of the common stock or the authorized number of shares of common stock. All outstanding convertible notes entitling their holders to purchase or obtain or convert into shares of our common stock were adjusted, as required by the terms of these securities.

All common share and per-share amounts in this Form 10-K have been retroactively restated to reflect the effect of the Reverse Stock Split.

Segment Information

The Company has one reportable segment. As of December 31, 2024, the Company's Chief Operating Decision Maker ("CODM") was its Executive Chairman. The Company's Executive Chairman left the Company in February 2025, at which point, the Company's CODM became its Chief Executive Officer. Neither of these CODMs manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and financial results. See Note 13 – Segment, Geographic, and Concentrations of Risk Information for more information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. Actual results could differ materially from these estimates. Estimates are assessed each period and updated to reflect current information. Significant estimates include revenue recognition, capitalized software costs, allowance for credit losses, provision for excess and obsolete inventory, accrued liabilities related to our contract manufacturers, valuation of tangible and intangible long-lived assets, valuation of goodwill, valuation of derivatives, accruals relating to litigation, income taxes and share-based compensation expense.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are generally held with large financial institutions worldwide to reduce the amount of exposure to credit risk. Cash and cash equivalents are recorded at market value, which approximates cost. There are no cash equivalents or restricted cash amounts as of December 31, 2024 or 2023. Gains and losses associated with the Company's foreign currency denominated demand deposits are recorded as a component of other income, net, in the Consolidated Statements of Operations and Comprehensive Income.

Revenue Recognition

The Company's products and services primarily include mobile hotspots, wireless routers, and USB modems, which are supported by software and cloud services designed to enable customers to easily analyze data insights and configure and manage their hardware.

The Company classifies its revenues from the sale of its products and services into two categories, Product Revenue, which consists of our Mobile Solutions and Fixed Wireless Access Solutions, and Services and Other. A description of each of the Company's revenue classifications is as follows:

Mobile Solutions: Our mobile broadband devices, sold under the MiFi brand, are actively used by millions of end users to provide secure and convenient high-speed access to corporate, public and personal information through the Internet and enterprise networks. Our mobile portfolio is supported by our cloud offering, Inseego Connect for device management, whose revenues are included in *Services and Other* below. Our Mobile Solutions customer base is primarily comprised of mobile operators. These mobile operators include Verizon Wireless, T-Mobile and U.S. Cellular in the United States, Rogers and Telus in Canada, and various companies in other vertical markets.

Fixed Wireless Access Solutions: Our fixed wireless access solutions are deployed by enterprise and SMB customers for their distributed sites and employees as a fully secure and corporate managed wireless WWAN solution. The portfolio consists of indoor, outdoor and industrial routers and gateways supported by our cloud offering – Inseego Connect – for device management. Revenues related to our cloud offerings of Inseego Connect are included within *Services and Other* below. These devices, sold under the Wavemaker brands, are sold by mobile operators such as T-Mobile, U.S. Cellular and Verizon Wireless along with distribution and channel partners.

Services and Other: A substantial majority of our Services and Other revenue comes from providing a SaaS wireless subscriber management solution (Inseego Subscribe) for carrier's management of their government and complex enterprise customer subscriptions. Services and Other revenue also includes the Company's above mentioned Inseego Connect offering. We also categorize non-recurring engineering services we provide to our customers as *Service and Other* revenue.

Revenue Recognition Criteria

The Company follows Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* (as amended, "ASC 606"), which provides guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company recognizes revenue upon transfer of control of products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines revenue recognition according to the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, performance obligations are satisfied. Substantially all of our product revenues are recognized at a point in time, while substantially all of our service and other revenues are recognized over time.

Customer Contracts

The Company routinely enters into a variety of agreements with customers, including quality agreements, pricing agreements and master supply agreements which outline the general commercial terms and conditions under which the Company does business with a specific customer, including shipping terms and pricing for the products and services that the Company offers. The Company also sells to some customers solely based on purchase orders. The Company has concluded, for the vast majority of its revenues, that its contracts with customers are either a purchase order or the combination of a purchase order with a master supply agreement.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Performance Obligations

The Company's performance obligations are generally established when a customer submits a purchase order notification for goods and services, and the Company accepts the order. The Company identifies performance obligations as the delivery of the requested product or service in appropriate quantities and to the location specified in the customer's contract and/or purchase order. The Company generally recognizes revenue upon the satisfaction of these criteria when control of the product or service has been transferred to the customer at which time the Company has an unconditional right to receive payment. The Company's prices are fixed and have no history of being affected by contingent events that could impact the transaction price. The Company generally does not offer price concessions and does not accept payment that is less than the price stated upon acceptance of a customer purchase order.

The Company enters into contracts that may include various combinations of products and services which are generally capable of being distinct and accounted for as separate performance obligations.

Hardware. Hardware revenue from the sale of the Company's devices is recognized when the Company transfers control to the customer, typically at the time when the product is delivered, shipped or installed, at which time, title passes to the customer and there are no further performance obligations with regards to the hardware device. The Company also considered the performance obligations in its customer master supply agreements and determined that, for the majority of its revenue, the Company generally satisfies performance obligations at a point in time upon delivery of the product to the customer.

Maintenance and support services revenue. Periodically, the Company sells separately-priced warranty contracts that extend beyond the Company's base warranty period. The separately priced service contracts range from 12 to 36 months. The Company typically receives payment at the inception of the contract and recognizes revenue as earned on a straight-line basis over the term of the contract. The Company's estimated allowances for product warranties can vary from actual results and the Company may have to record additional charges to cost of revenue.

Within cost of revenue, the Company records an estimate to reflect its standard warranty obligation to end users to provide for replacement of a defective product. The standard obligation period for most regions is 12 months. Factors that affect the warranty obligation include product failure rates, material usage, and service delivery costs incurred in correcting product failures.

SaaS and other services. SaaS subscription revenue is recognized over time on a ratable basis over the contract term beginning on the date that its service is made available to the customer. Subscription periods range from monthly to multi-year, with the majority of contracts being one to three years in length. Revenues from the Company's SaaS subscription services represent a single promise to provide continuous access to its software solutions and their processing capabilities, in the form of a service, through one of the Company's data centers or a hosted data center. As each day of providing access to the software is substantially the same, and the customer simultaneously receives and consumes the benefits as access is provided, the Company has determined that its subscription services arrangements include a single performance obligation comprised of a series of distinct services. The Company's SaaS subscriptions also include call center support and remote system diagnostic and software upgrades as needed. These services are combined with the recurring monthly subscription service since they are highly interrelated and interdependent.

Professional services revenue. From time to time, the Company enters into special engineering design service agreements. Revenues from engineering design services are designed to meet specifications of a particular product, and therefore do not create an asset with an alternative use. The Company recognizes revenue based on the achievement of certain applicable milestones and the amount of payment the Company believes it is entitled to at the time.

Multiple performance obligations. The Company's contracts with customers may include commitments to transfer multiple products and services to a customer. When hardware, software and services are sold in various combinations, judgment is required to determine whether each performance obligation is considered distinct and accounted for separately, or not distinct and accounted for together with other performance obligations. When there are multiple performance obligations within a single contract, the Company allocates the total contract price to each distinct performance obligation based on their stand-alone selling prices ("SSPs"). Judgment is required to determine the SSP for each distinct performance obligation. When available, the Company uses observable inputs to determine SSP.

In instances where the software elements included within hardware for various products are considered to be functioning together with non-software elements to provide the tangible product's essential functionality, these arrangements are accounted for as a single distinct performance obligation.

Contract Assets

The Company capitalizes sales commissions earned by its sales force as contract acquisition costs if such costs are significant and both incremental and recoverable. Any capitalized sales commissions are either deferred and amortized over a period of benefit exceeding one year or are expensed as incurred if the period of benefit is one year or less. There were no contract assets related to customer acquisition costs as of December 31, 2024 or 2023 since the Company's customer contracts are predominantly hardware sales that are immediately recognized as revenue upon either shipment or delivery, and therefore the related contract acquisition costs are also immediately recognized. Sales commissions are included in sales and marketing expense as incurred. Sales commissions associated with SaaS offerings are not material.

Contract Liabilities

Timing of revenue recognition may differ from the timing of invoicing to customers. If customers are invoiced for subscription services in advance of the service period, then deferred revenue is recorded. Contract liabilities are also recorded when the Company collects payments in advance of performing the services. As of December 31, 2024 and 2023, the Company had contract liabilities comprised of $9.2 million and $2.7 million of short-term deferred revenue included within accrued expenses and other current liabilities and $4.6 million and $1.7 million of long-term deferred revenue included within other long-term liabilities on the consolidated balance sheets, respectively.

During the years ended December 31, 2024 and 2023, $21.0 million and $2.8 million, respectively, of revenue was deferred due to unsatisfied performance obligations for service contracts and undelivered product commitments, $11.5 million and $1.3 million, respectively, of revenue was recognized for the satisfaction of performance obligations, and $2.7 million and $1.6 million, respectively, of this recognized revenue was included in the contract liability balance at the beginning of the period, respectively.

Cost of Revenues

Cost of revenues includes the costs associated with the manufacturing of our portfolio of hardware devices, as well as direct personnel costs for employees and contractors, and other period adjustments related to costs of inventories sold or for sale or use in manufacturing.

Shipping and Handling Charges

Fees charged to customers for shipping and handling of products are included in product revenues, and costs for shipping and handling of products are included as a component of sales and marketing expense. Shipping and handling costs were approximately $0.6 million and $0.8 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Taxes Collected from Customers

Taxes collected on the value of transaction revenue are excluded from product and services revenues and cost of sales and are accrued in current liabilities until remitted to governmental authorities.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are customer obligations generally due under normal trade terms for the industry. Credit terms are granted and periodically revised based on evaluations of the customer's financial condition. The Company performs ongoing credit evaluations of its customers. The Company's payment terms are generally net 30 or 60 days from invoice date.

The Company recognizes an allowance for credit losses at the time a receivable is recorded based on its estimate of expected credit losses and adjusts this estimate over the life of the receivable as needed. The Company evaluates the aggregation and risk characteristics of a receivable pool and develops loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon the Company is exposed to credit risk, and payment terms or conditions that may materially affect future forecasts. As needed, amounts are written-off when determined to be uncollectible.

As of December 31, 2024 and 2023, the Company reported $13.8 million and $18.2 million, respectively, of accounts receivable, net of allowances of $0.1 million and $0.6 million, respectively.

Inventories and Provision for Excess and Obsolete Inventory

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Inbound shipping and handling costs are classified as a component of cost of revenues in the consolidated statements of operations. The Company reviews the components of its inventory and its inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales. Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances or new product introductions by the Company or its customers that vary from its current expectations. Whenever inventory is written down, a new cost basis is established and the inventory is not subsequently written up if market conditions improve.

Intangible Assets other than Goodwill

Intangible assets include purchased finite-lived and indefinite-lived intangible assets resulting from previous acquisitions, along with the costs of non-exclusive and perpetual worldwide software technology licenses and capitalized software development costs for both internal and external use. Finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, which range from two to ten years. Indefinite-lived intangible assets, including in-process capitalized software development costs, are not amortized; however, they are tested for impairment annually, and between annual tests, if certain events occur indicating that the carrying amounts may be impaired.

Software Development Costs for External Use

Software development costs for external use are expensed as incurred until technological feasibility has been established, at which time those costs are capitalized as intangible assets until the software is available for general release to customers. Capitalized software development costs are amortized on a straight-line basis over the estimated economic life. The straight-line recognition method approximates the manner in which the expected benefit will be derived. Costs incurred to enhance existing software or after the software is available for general release to customers are expensed in the period they are incurred and included in research and development expense in the consolidated statements of operations. At each balance sheet date, the unamortized capitalized software development cost for external use is compared to its net realizable value by analyzing critical inputs such as expected future lifetime revenue. The amount by which unamortized software costs exceed the net realizable value, if any, is recognized as a charge to impairment expense in the period it is determined.

Software Development Costs for Internal Use

Costs incurred in the preliminary stages of development are expensed as incurred and included in research and development or general and administrative expense in the consolidated statements of operations. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements of internal-use software when it is probable that the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Capitalized internal-use software costs are recorded as intangible assets and are amortized on a straight-line basis to depreciation and amortization expense in the consolidated statement of operations over the estimated useful life of the software. The Company tests these assets for impairment whenever events or circumstances occur that could impact their recoverability.

Valuation of Indefinite-Lived Intangible Assets

The Company performs an annual impairment review of indefinite-lived assets during the fourth quarter of each year, and more frequently if the Company believes indicators of impairment exist. To review for impairment, the Company first assesses qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of the asset is less than its carrying amount. The Company's qualitative assessment is based on various macroeconomic, industry-specific, and company specific factors. These factors include: (i) industry or economic trends; (ii) current, historical, or projected financial performance, and; (iii) the Company's market capitalization. After assessing the totality of events and circumstances, if the Company determines that it is not more likely than not that the fair value of the asset is less than its carrying amount, then no further assessment is performed. If the Company determines that it is more likely than not that the fair value of the asset is less than its carrying amount, then the Company calculates the fair value of the asset and compares the fair value to the asset's carrying value. An impairment charge is recognized if the asset's estimated fair value is less than it's carrying value. The Company did not record any impairment losses related to indefinite-lived intangible assets during the years ended December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess purchase price over estimated fair value of net assets of businesses acquired in a business combination. Goodwill is tested for impairment during the fourth quarter of each year, and more frequently if the Company believes indicators of impairment exist.

Valuation of Goodwill

Goodwill is tested for impairment at the reporting unit level by first assessing qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of the Company's reporting unit is less than its carrying amount. The Company's qualitative assessment is based on various macroeconomic, industry-specific, and company specific factors. These factors include: (i) industry or economic trends; (ii) current, historical, or projected financial performance, and; (iii) the Company's market capitalization. After assessing the totality of events and circumstances, if the Company determines that it is not more likely than not that the fair value of the Company's reporting unit is less than its carrying amount, no further assessment is performed. If the Company determines that it is more likely than not that the fair value of the Company's reporting unit is less than its carrying amount, the Company calculates the fair value of the reporting unit and compares the fair value to the reporting unit's carrying amount. An impairment charge is recognized if the fair value of the business (reporting unit) is less than its carrying value.

The Company has identified one reporting unit for the purpose of goodwill impairment testing and performed a qualitative test for goodwill impairment of the one reporting unit during the fourth fiscal quarter. Based upon the results of qualitative testing performed in the fourth quarter of both 2024 and 2023, the Company determined that it was more-likely-than-not that the fair value of the reporting unit with goodwill were greater than their respective carrying values and no impairment loss related to goodwill was recorded during the years ended December 31, 2024 or 2023.

Long-Lived Assets

The Company periodically evaluates the carrying value of the unamortized balances of its long-lived assets, including property, plant and equipment and rental assets, to determine whether impairment of these assets has occurred or whether a revision to the related amortization periods should be made. If the carrying value of the long-lived asset group exceeds the estimated future undiscounted cash flows, an impairment loss is recorded based on the amount by which the asset group's carrying amount exceeds its fair value. Fair value is determined based on an evaluation of the assets' associated discounted future cash flows or appraised value. For the years ended December 31, 2024 and 2023, the Company had no impairment loss related to long-lived assets, except for the impairment of the capitalized software development costs for internal and external use, described further in *Note 4 – Goodwill and Other Intangible Assets*.

Property, Plant and Equipment

Property, plant and equipment are initially stated at cost and depreciated using the straight-line method. Land is not depreciated. Leasehold improvements are depreciated over the shorter of the related remaining lease period or useful life, not to exceed 5 years. Product tooling is depreciated over 13 months. Computer equipment, purchased software, vehicles, production equipment, and furniture and fixtures, are depreciated over useful lives ranging from 2 to 7 years. Amortization of equipment under finance leases is included in depreciation expense.

Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterment that extend the useful lives of existing property, plant and equipment are capitalized and depreciated. Upon retirement or disposition of property, plant and equipment, any resulting gain or loss is recognized in other income (expense), net, in the Consolidated Statements of Operations and Comprehensive Income.

Debt

The Company accounts for debt in accordance with ASC 470, Debt and records specific incremental costs paid to third parties in connection with the issuance of long-term debt are deferred as a direct deduction from the carrying value of the associated debt liability on its consolidated balance sheet. The deferred financing costs are amortized as interest expense over the term of the related debt using the effective interest method.

Debt Modifications and Extinguishments

When the Company modifies or extinguishes debt, it first evaluates whether the modification qualifies as a troubled debt restructuring (TDR) under ASC Topic 470-60, which requires debt modifications to be evaluated to determine if (1) the borrower is experiencing financial difficulty, and (2) the lender grants the borrower a concession. If a TDR is determined not to have occurred, the Company evaluates the modification in accordance with ASC Topic 470-50-40, which requires modification to debt instruments to be evaluated to assess whether debt modification or debt extinguishment accounting is applicable. This evaluation includes analyzing whether there are significant and consequential changes to the economic substance of the note. If the change is deemed insignificant then the change is considered a debt modification, whereas if the change is substantial the change is reflected as a debt extinguishment.

If debt extinguishment guidance applies, the previous debt principal amount is removed, the previously capitalized debt issuance costs are expensed, the value of instruments exchanged are recorded, including cash, new debt, warrants and common stock, and a gain or loss on extinguishment of debt is recorded. If debt modification guidance applies, no gain or loss is recorded and the effective interest rate of the debt is updated based on the carrying value of the debt and the revised future cash flows. Any previously capitalized debt issuance costs in a debt modification are amortized as interest expense over the term of the new debt instrument.

Convertible Debt Instruments

The Company evaluates embedded features within convertible debt that will be settled in shares upon conversion under ASC 815, *Derivatives and Hedging* ("ASC 815") to determine whether the embedded feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings.

If an embedded derivative is bifurcated from share-settled convertible debt, then the Company records the debt component at cost less a debt discount equal to the bifurcated derivative's fair value. The Company amortizes the debt discount over the life of the debt instrument as additional non-cash interest expense utilizing the effective interest method. The convertible debt and the derivative liability are presented in aggregate on the Consolidated Balance Sheets. The derivative liability is remeasured at each reporting period with changes in fair value recorded in the Consolidated Statements of Operations and Comprehensive Income within other income (expense), net.

Derivative Financial Instruments

The Company evaluates stock warrants, debt instruments and other contracts to determine if those contracts or embedded components of those contracts qualify as derivative financial instruments to be separately accounted for under the relevant sections of ASC 815. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative financial instrument and is marked-to-market at each balance sheet date and recorded as an asset or liability. In the event that the fair value is recorded as an asset or liability, the change in fair value is recorded in the consolidated statements of operations as other income or other expense. Upon conversion, exercise or expiration of a derivative financial instrument, the instrument is marked to fair value.

Research and Development

Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products, software and technologies, project material costs and services. Such costs are charged to research and development expense as they are incurred, to the extent not capitalized as software development costs for external or internal use.

Lease Accounting

Lessee Arrangements

The Company determines if an arrangement contains a lease at inception. The Company primarily leases office space, automobiles and equipment. Certain of the Company's leases contain provisions that provide for one or more options to renew at the Company's sole discretion. Certain real estate leases also include executory costs such as common area maintenance. The Company accounts for lease and non-lease components, including common area maintenance, as a single lease component as a practical expedient election. None of the Company's operating lease agreements contain any material residual value guarantees or material restrictive covenants.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The lease term includes the base non-cancelable term, and any renewal options that are reasonably certain to be exercised at the commencement date. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease prepayments made and exclude lease incentives. Rental expense related to operating leases is recognized on a straight-line basis over the lease term. The Company has elected the practical expedient to exclude any short-term lease, defined as a lease with an original term of 12 months or less, from the provisions of ASC 842, *Leases*.

Variable lease payments that do not depend on an index or rate are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

The Company has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Company is reasonably certain to exercise.

Foreign Currency Transactions

Foreign currency transactions are transactions denominated in a currency other than a subsidiary's functional currency. A change in the exchange rate between a subsidiary's functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. Such increase or decrease is reported by the Company as a foreign currency transaction gain or loss within Other income (expense), net, in the Consolidated Statements of Operations and Comprehensive Income. We recognize foreign currency transaction gains and losses primarily on intercompany transactions between certain subsidiaries in foreign countries. Based upon historical experience, the Company anticipates repayment of these transactions in the foreseeable future and recognizes realized and unrealized gains and losses on these transactions in the period in which they occur.

Foreign Currency Translation

Assets and liabilities of the Company's international subsidiaries in which the local currency is the functional currency are translated into U.S. Dollars at period-end exchange rates. Income and expenses are translated into U.S. Dollars at the average exchange rates during the period. The resulting translation adjustments are included in the Company's consolidated balance sheets as a component of accumulated other comprehensive loss.

Income Taxes

The Company recognizes federal, state and foreign current tax liabilities or assets based on its estimate of taxes payable to or refundable by tax authorities in the current fiscal year. The Company also recognizes federal, state and foreign deferred tax liabilities or assets based on the Company's estimate of future tax effects attributable to temporary differences and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. The Company evaluates deferred income taxes on a quarterly basis to determine if valuation allowances are required by considering available evidence. If the Company is unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company could be required to increase its valuation allowance against its deferred tax assets which could result in an increase in the Company's effective tax rate and an adverse impact on operating results. The Company will continue to evaluate the necessity of the valuation allowance based on the remaining deferred tax assets.

The Company recognizes the impact of an uncertain income tax position on an income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Uncertain tax positions are recognized in the first subsequent financial reporting period in which that threshold is met or from changes in circumstances such as the expiration of applicable statutes of limitations. The Company's policy is to include interest and penalties related to such positions as a component of income tax expense.

Litigation

The Company is, from time to time, party to various legal proceedings arising in the ordinary course of business. The Company records a loss when information indicates that a loss is both probable and reasonably estimable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company revises its estimates, if necessary. The Company expenses litigation costs as incurred.

Share-Based Compensation

The Company has granted stock options and restricted stock units ("RSUs") to employees, non-employee consultants and non-employee members of our Board of Directors. The Company also has an employee stock purchase plan ("ESPP") for eligible employees. The Company measures the compensation cost associated with all share-based payments based on grant date fair values.

The grant date fair value of time-based RSUs is the closing market price of the Company's common stock on the grant date, reduced by the present value of expected dividends to be paid on the Company's common stock prior to vesting, if any. For ESPP rights and stock options with only service conditions, the Company generally uses the Black-Scholes option pricing model to estimate their grant date fair value. For equity awards that include both service and market-based conditions, the Company estimates the awards' grant date fair value using the Monte Carlo simulation technique.

The Company estimates forfeitures at the time of grant and revises these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates its forfeiture rate assumption for all types of share-based compensation awards based on historical forfeiture rates related to each category of award.

The Company recognizes share-based compensation expense over the requisite service period of each individual award, which generally equals the vesting period, using the straight-line method.

The Company evaluates the assumptions used to value stock awards on a quarterly basis. If factors change and the Company employs different assumptions, share-based compensation expense may differ significantly from what it has recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense.

Retirement Savings Plan

The Company has a defined contribution 401(k) retirement savings plan (the "Plan"). Substantially all of the Company's U.S. employees are eligible to participate in the Plan after meeting certain minimum age and service requirements. The Company matches 50% of the first 6% of an employee's designated deferral of their eligible compensation. Employees may make discretionary contributions to the Plan subject to Internal Revenue Service limitations. Employer matching contributions under the Plan were $0.6 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively. Employer matching contributions vest immediately.

Net Income (Loss) Per Share Attributable to Common Stockholders

Net income (loss) attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares that were outstanding during the period. Diluted net income (loss) attributable to common stockholders ("EPS") reflects the potential dilution that could occur if securities or other contracts to acquire common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the diluted EPS computation in loss periods as their effect would be anti-dilutive.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.

The Company classifies inputs to measure fair value using a three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The categorization of financial instruments within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels and is defined as follows:

Level 1: Pricing inputs are based on quoted market prices for identical assets or liabilities in active markets (e.g., NYSE or NASDAQ). Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Pricing inputs include benchmark yields, trade data, reported trades and broker dealer quotes, two-sided markets and industry and economic events, yield to maturity, Municipal Securities Rule Making Board reported trades and vendor trading platform data. Level 2 includes those financial instruments that are valued using various pricing services and broker pricing information including Electronic Communication Networks and broker feeds.

Level 3: Pricing inputs include significant inputs that are generally less observable from objective sources, including the Company's own assumptions.

The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Comprehensive Loss

Comprehensive loss consists of two components: net loss and other comprehensive loss. Other comprehensive loss refers to losses that are recorded as an element of stockholders' deficit and are excluded from net loss. The Company's other comprehensive loss is currently composed of foreign currency translation adjustments.

Recently Adopted Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board ("FASB") issued ASU No. 2022-04, *Liabilities—Supplier Finance Programs* (Subtopic 405-50). The ASU requires disclosure of the key terms of outstanding supplier finance programs and a rollforward of the related obligations. The ASU does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The ASU is effective for annual and interim periods beginning after December 15, 2022, except for the rollforward requirement, which is effective for annual periods beginning after December 15, 2023. The Company adopted the ASU in the first quarter of 2023 and there was no impact to the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company adopted this ASU in the current year with additional disclosures detailed in the subsequent notes.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40).* This ASU requires disclosure on an annual and interim basis, in the notes to the financial statements, of disaggregated information about specific categories underlying certain income statement expense line items. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods with annual reporting periods beginning after December 15, 2027, on a retrospective basis. The Company is currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20).* This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. Adoption can be on a prospective or retrospective basis. The Company is currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

Note 2. Held for Sale and Discontinued Operations

As noted in *Note 1 – Nature of Business and Significant Accounting Policies*, on September 16, 2024, the Company entered into the Purchase Agreement to sell its Telematics Business. On November 27, 2024, the Company completed the sale of its Telematics Business for an adjusted purchase price of $52.7 million and recognized a pre-tax gain on the sale of $18.5 million that was recognized in Income from discontinued operations, net of tax within the Consolidated Statements of Operations and Comprehensive Income.

The operating results of the discontinued operations only reflect revenues and expenses that are directly attributable to the Telematics Business. The following table summarizes Income from discontinued operations, net of tax included in the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,	
	2024	2023
Services and other revenues	$ 27,967	$ 28,402
Services and other cost of revenues	12,242	11,724
Gross profit from discontinued operations	15,725	16,678
Operating costs and expenses:		
Research and development	1,152	1,789
Sales and marketing	4,672	4,872
General and administrative	6,120	4,868
Depreciation and amortization	1,293	1,351
Impairment of capitalized software	—	4,124
Total operating costs and expenses	13,237	17,004
Operating income from discontinued operations	2,488	(326)
Other (expense) income:		
Interest income, net	12	14
Other income (expense), net	(59)	(16)
Gain on sale of discontinued operation[a]	18,456	—
Income from discontinued operations before income taxes	20,897	(328)
Income tax provision	1,956	841
Income from discontinued operations, net of tax	$ 18,941	$ (1,169)

(a) The gain on sale realized in fiscal 2024 includes the release of Accumulated other comprehensive income of $6.1 million associated with the realization of cumulative translation gains attributed to the Telematics Business

The following table summarizes the Company's Telematics Business' held for sale assets and liabilities in the Consolidated Balance Sheet (in thousands):

	December 31, 2023
ASSETS	
Current assets:	
Cash and cash equivalents	$ 5,110
Accounts receivable, net	4,414
Inventories	2,325
Prepaid expenses and other	274
Current assets held for sale	12,123
Non-current assets:	
Property, plant and equipment, net	369
Rental assets, net	5,083
Intangible assets, net	1,422
Goodwill	17,973
Operating lease right-of-use assets	1,390
Non-current assets held for sale	26,237
Total assets held for sale	$ 38,360
LIABILITIES	
Current liabilities:	
Accounts payable	$ 1,387
Accrued expenses and other current liabilities	5,973
Current liabilities held for sale	7,360
Long-term liabilities:	
Operating lease liabilities	1,067
Deferred tax liabilities, net	568
Other long-term liabilities	9
Non-current liabilities held for sale	1,644
Total liabilities held for sale	$ 9,004

The Company also entered into a transition services agreement ("TSA") with the Purchaser of the Telematics Business that commenced on November 27, 2024, to provide and receive customary services that relate to information technology infrastructure, website hosting, and transition support for a period not expected to exceed approximately 10 months. Any amounts charged by the Company to the Purchaser under the TSA arrangement will not be recorded as revenue.

Note 3. Financial Statement Details

Inventories

Inventories consist of the following (in thousands):

	December 31,			
	2024		2023	
Finished goods	$	13,531	$	18,939
Raw materials and components		44		1,616
Total inventories	$	13,575	$	20,555

Prepaid expenses and other

Prepaid expenses and other consists of the following (in thousands):

	December 31,			
	2024		2023	
Rebate receivables	$	3,495	$	1,950
Receivables from contract manufacturers		13		1,823
Other		2,418		1,164
Total prepaid expenses and other	$	5,926	$	4,937

Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

	December 31,			
	2024		2023	
Test equipment	$	19,600	$	19,600
Computer equipment and purchased software		3,711		3,643
Product tooling		5,182		5,153
Furniture and fixtures		739		739
Leasehold improvements		767		767
Total property, plant and equipment, gross		29,999		29,902
Less—accumulated depreciation and amortization		(28,897)		(27,513)
Total property, plant and equipment, net	$	1,102	$	2,389

Depreciation and amortization

Depreciation and amortization expense related to property, plant and equipment was $1.4 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	
	2024	2023
Deferred revenue	$ 9,245	$ 2,717
Payroll and related expenses	7,997	3,608
Accrued contract manufacturing liabilities	4,772	7,537
Operating lease liabilities	1,346	1,226
Royalties	954	845
Accrued interest	926	1,038
Other	4,893	4,078
Total accrued expenses and other current liabilities	$ 30,133	$ 21,049

Other long-term liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31,	
	2024	2023
Long-term deferred revenue	$ 4,608	$ 1,704
Other	147	647
Total other long-term liabilities	$ 4,755	$ 2,351

As of December 31, 2024, of the $4.6 million long-term deferred revenue balance, $4.4 million relates to performance obligations expected to be satisfied between one and two years, and $0.3 million relates to performance obligations expected to be satisfied between two and three years from December 31, 2024.

Note 4. Goodwill and Other Intangible Assets

The Company had a goodwill balance of $3.9 million at both December 31, 2024 and 2023.

The Company's intangible assets are comprised of the following (in thousands):

	December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets:			
Developed technologies	$ 3,182	$ (3,182)	$ —
Trademarks and trade names	4,700	(4,588)	112
Customer relationships	8,500	(8,297)	203
Capitalized software development costs	31,620	(14,424)	17,196
Other	3,734	(3,067)	667
Total finite-lived intangible assets	$ 51,736	$ (33,558)	18,178
Indefinite-lived intangible assets:			
In-process capitalized software development costs			569
Total intangible assets			$ 18,747

	December 31, 2023		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets:			
Trademarks and trade names	4,700	(4,118)	582
Customer relationships	8,500	(7,447)	1,053
Capitalized software development costs	40,877	(17,075)	23,802
Other	2,882	(2,804)	78
Total finite-lived intangible assets	$ 56,959	$ (31,444)	25,515
Indefinite-lived intangible assets:			
In-process capitalized software development costs			203
Total intangible assets			$ 25,718

Amortization expense for the years ended December 31, 2024 and 2023 was approximately $11.1 million and $15.8 million, respectively, including approximately $9.6 million and $13.9 million related to capitalized software development costs for the years ended December 31, 2024 and 2023, respectively.

For the years ended December 31, 2024 and 2023, the Company recorded $0.9 million and $1.1 million, respectively, of impairment losses on intangible assets related to capitalized software.

The following table represents details of the amortization of finite-lived intangible assets that is estimated to be expensed in the future (in thousands):

2025	$ 6,290
2026	3,752
2027	3,247
2028	2,598
2029	1,388
Thereafter	903
Total	$ 18,178

Note 5. Fair Value Measurements

The Company's only financial instrument measured at fair value on a recurring basis is its interest make-whole payment derivative liability on its 2025 Convertible Notes (see *Note 6 – Debt*). The fair value of that liability was zero as of both December 31, 2024 and 2023. The interest make-whole payment derivative liability is a Level 3 instrument. No transfers between levels occurred during the years ended December 31, 2024 and 2023.

The fair value of the interest make-whole payment derivative liability was determined using a Monte Carlo model with the following key assumptions:

	December 31, 2024	December 31, 2023
Volatility	93 %	77 %
Stock price	$10.26 per share	$2.20 per share
Credit spread	14.00 %	92.20 %
Term	0.34 years	1.34 years
Dividend yield	— %	— %
Risk-free rate	4.33 %	4.60 %

The estimated fair value of the interest make-whole derivative liability at December 31, 2024 and 2023 was determined using assumptions which include an implied credit spread rate for notes with a similar term, the expected volatility and dividend yield of the Company's common stock and the risk-free interest rate.

During the years ended December 31, 2024 and 2023, there were no conversions of the 3.25% convertible senior notes due 2025 (the "2025 Convertible Notes") into shares of the Company's common stock.

During the years ended December 31, 2024 and 2023, there were no changes in the fair value of the interest make-whole liability.

Other Financial Instruments

The carrying values of the Company's other financial assets and liabilities approximate their fair values because of their short-term nature, with the exception of the 2029 Senior Secured Notes and 2025 Convertible Notes. The 2029 Senior Secured Notes and 2025 Convertible Notes are carried at amortized cost, with the 2025 Convertible notes being adjusted for changes in fair value of the embedded interest make-whole payment derivative.

As detailed in Note 6 – Debt below, the 2029 Senior Secured Notes were initially recorded upon issuance at fair value. The fair value of the 2029 Senior Secured Notes was determined based on a discounted cash flow model, which represents a Level 3 measurement. The fair value was estimated using probability-weighted scenarios which include assumptions that are highly subjective and required judgment regarding significant matters, such as the timing of redemption, amount and timing of future cash flows and an adjusted market yield of 8.35%. The use of different assumptions could have a material effect on the fair value estimates.

Also detailed below in Note 6 – Debt, the Short-Term Loan (defined below) was initially recorded at an amount equal to the allocated gross proceeds of the loan based on the relative fair values of the Short-Term Loan and the Short-Term Loan Warrants (defined below) issued in connection with the loan. The fair value of the Short-Term Loan used to allocate the gross proceeds was determined using a discounted cash flow model based on assumptions such as the amount and timing of the future cash flows and an estimated market yield of 27.57%, which represents a Level 3 measurement.

Throughout the year ended December 31, 2024, the Company issued common stock warrants, including the Short-Term Loan Warrants, in connection with various debt restructuring arrangements, as discussed further in Note 6 – Debt. The warrants expire four years from their respective dates of issuance and are exercisable on a cash basis at any time before their expiration dates. The warrants are subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions and contain customary registration rights with respect to the shares of common stock issuable upon exercise of the warrants. The warrants were issued with exercise prices ranging from $11.03 to $15.77. The warrants had a total grant date fair value of $30.8 million and were exercisable at issuance.

The common stock warrants were initially valued using a Black-Scholes option-pricing model, which represents a Level 3 measurement. The following table provides weighted-average quantitative information, based on the relative number of warrants issued, regarding inputs used in the Black-Scholes option-pricing model to determine the fair value of the warrants at their respective issuance dates:

	Year Ended December 31,
	2024
Exercise price	$12.59
Expected dividend yield:	— %
Risk-free interest rate:	4.2 %
Volatility:	95.1 %
Expected term (in years):	4.0

Note 6. Debt

2029 Senior Secured Notes

In connection with the 2025 Convertible Note exchange executed on November 6, 2024, as detailed further below in *2025 Convertible Note Repurchases and Exchanges*, the Company issued to multiple noteholders approximately $40.9 million in principal amount of new senior secured notes due in 2029 (the "2029 Senior Secured Notes"). The 2029 Senior Secured Notes bear interest at 9.0% per annum, to be paid in cash, in arrears, on a semi-annual basis, and have a maturity date of May 1, 2029. The Company may, subject to certain provisions, issue additional principal amounts of the 2029 Senior Secured Notes with the same terms as the notes issued on November 6, 2024, with the exception of the first date on which interest expense begins to accrue.

The 2029 Senior Secured Notes are secured by a first priority lien on substantially all of the Company's assets. The Company may redeem all or part of the 2029 Senior Secured Notes at any time prior to May 1, 2029 at a redemption price equal to 100% of the principal amount of the 2029 Senior Secured Notes to be redeemed, plus the present value of the sum of all required interest payments from such redemption date through May 1, 2029 at such redemption date, plus accrued and unpaid interest on such 2029 Senior Secured Notes to, but excluding, the redemption date.

The Company incurred $1.7 million of issuance costs for the 2029 Senior Secured Notes, $0.7 million of which was allocated to debt issuance costs and recorded as a direct reduction of the carrying amount of the 2029 Senior Secured Notes, $0.6 million of which was allocated to the common stock and $0.4 million of which was allocated to the warrants issued to the holders of the 2029 Senior Secured Notes and recorded within additional paid-in capital on the Consolidated Balance Sheets. These warrants are further detailed below in the 2025 Convertible Notes section and within *Note 8 – Stockholders' Equity (Deficit)*.

The 2029 Senior Secured Notes were initially recorded at fair value, with all direct issuance costs being recorded as a direct reduction of the net carrying amount of the loan, resulting in an initial debt premium over the principal amount of the loan of $1.7 million that will be amortized to interest expense over the term of the loan. As of December 31, 2024, $40.9 million of principal of the 2029 Senior Secured Notes was outstanding, $31.8 million of which was held by related parties.

The 2029 Senior Secured Notes, net consists of the following (in thousands):

	December 31, 2024
Principal gross amount	$ 40,879
Add: unamortized debt premium	1,621
Less: unamortized issuance costs	(670)
Net carrying amount	$ 41,830

Short-Term Loan

On June 28, 2024, the Company entered into a Loan and Security Agreement (the "Short-Term Loan Agreement"), among South Ocean, as lender ("Lender"), the Participating Lenders (described below), the Company, as borrower, and two of the Company's wholly-owned subsidiaries, Inseego Wireless, Inc. and Inseego North America LLC as guarantors (collectively, the "Guarantors," and together with the Company, the "Loan Parties"). The Loan Agreement established a loan (the "Short-Term Loan") with an original principal amount of $19.5 million.

The Short-Term Loan was originally scheduled to mature on September 30, 2024 but maturity was subsequently extended to November 30, 2024. Borrowings under the Short-Term Loan accrued interest at 12.0% per annum. Upon any repayment or prepayment of the amounts borrowed under the Short-Term Loan (including at maturity), the Company was required to pay an exit fee equal to 4.0% of the aggregate principal amount prepaid or repaid.

Also on June 28, 2024, as part of the Short-Term Loan Agreement, the Participating Lenders contributed an aggregate of $3.0 million of participation interests in the Short-Term Loan Agreement (the "Participation Interests"). The Participating Lenders consist of Philip Brace, the Company's former Executive Chairman, who acquired a $1.0 million Participation Interest, and North Sound Ventures, LP, which acquired a $2.0 million Participation Interest in the Short-Term Loan. As of the date hereof, affiliates of each of the Lender and North Sound Ventures, LP may be deemed to beneficially own more than 5% of the Company's outstanding Common Stock. James B. Avery, a member of the Company's Board of Directors, currently serves as

INSEEGO CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior Managing Director of Tavistock Group, an affiliate of the Lender. Accordingly, the Lender and the Participating Lenders are considered related parties of the Company.

In connection with entering into the Short-Term Loan Agreement, the Company paid an arrangement and administration fee of $0.2 million to the Lender (the "Short-Term Loan Costs"). Additionally in connection with the Short-Term Loan Agreement, the Company issued to the Lender and the Participating Lenders warrants (the "Short-Term Loan Warrants") to purchase an aggregate of 550,000 shares of the Company's common stock, par value $0.001 per share ("Common Stock"). See Note 8 – Stockholders' Equity (Deficit) for further details regarding the Short-Term Loan Warrants.

The gross proceeds received under the Short-Term Loan Agreement, along with the Short-Term Loan Costs, were allocated between the Short-Term Loan and the Short-Term Loan Warrants based on their relative fair values at issuance. The debt discount originally recorded as a result of the allocation of the net proceeds between the Short-Term Loan and the Short-Term Loan Warrants of $3.3 million was fully amortized to interest expense during the year ended December 31, 2024.

After multiple voluntary prepayments, the remaining entire principal balance was repaid in full on November 30, 2024.

2025 Convertible Notes

In May 2020, the Company completed both a registered public offering, and a privately negotiated exchange agreement, that resulted in the issuance of the 2025 Convertible Notes. After taking into account exchanges and redemptions, the outstanding principal balance of the 2025 Convertible Notes as of December 31, 2024 and December 31, 2023 was $14.9 million and $161.9 million, respectively.

The 2025 Convertible Notes were issued under an indenture, dated May 12, 2020 (the "Base Indenture"), between the Company and Wilmington Trust, National Association, as trustee (the "Trustee"), as supplemented by the first supplemental indenture, dated May 12, 2020 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between the Company and the Trustee.

The 2025 Convertible Notes will mature on May 1, 2025, unless earlier repurchased, redeemed or converted. The 2025 Convertible Notes are senior unsecured obligations of the Company and bear interest at an annual rate of 3.25%, payable semi-annually in arrears on May 1 and November 1 of each year.

Holders of the 2025 Convertible Notes may convert the 2025 Convertible Notes into shares of the Company's common stock (together with cash in lieu of any fractional share), at their option, at any time until the close of business on the scheduled trading day immediately before the maturity date. Upon conversion of the 2025 Convertible Notes, the Company will deliver for each $1,000 principal amount of 2025 Convertible Notes converted a number of shares of the Company's common stock (together with cash in lieu of any fractional share), equal to the conversion rate.

The initial conversion rate for the 2025 Convertible Notes is 7.92896 shares of common stock per $1,000 principal amount of 2025 Convertible Notes, which represents an initial conversion price of approximately $126.12 per share, and is subject to adjustment upon the occurrence of certain events, including, but not limited to, certain stock dividends, splits and combinations, the issuance of certain rights, options or warrants to holders of the common stock, certain distributions of assets, debt securities, capital stock or other property to holders of the common stock, cash dividends on the common stock and certain Company tender or exchange offers.

If a fundamental change (as defined in the Indenture) occurs at any time prior to the maturity date, then the noteholders may require the Company to repurchase their 2025 Convertible Notes at a cash repurchase price equal to the principal amount of the 2025 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. If a make-whole fundamental change (as defined in the Indenture) occurs, then the Company will in certain circumstances increase the conversion rate for a specified period of time.

The 2025 Convertible Notes will be redeemable, in whole or in part, at the Company's option at any time, and from time to time, on or after May 6, 2023 through the last scheduled trading day before the maturity date, at a cash redemption price equal to the principal amount of the 2025 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, as long as the last reported sale price per share of the common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.

The Indenture contains customary events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving the Company) occurs and is continuing, the Trustee, by notice to the Company, or the holders of the 2025 Convertible Notes representing at least 25% in aggregate principal amount of the outstanding 2025 Convertible Notes, by notice to the Company and the Trustee, may declare 100% of the principal of, and all accrued and unpaid interest on, all of the then outstanding 2025 Convertible Notes to be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving the Company, 100% of the principal of, and all accrued and unpaid interest on, all of the then outstanding 2025 Convertible Notes will automatically become immediately due and payable. Notwithstanding the foregoing, the Indenture provides that, to the extent the Company elects, the sole remedy for an event of default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture will, for the first 360 days after such event of default, consist exclusively of the right to receive additional interest on the 2025 Convertible Notes.

Interest make-whole payment

The 2025 Convertible Notes also include an interest make-whole payment feature whereby if the last reported sale price of the Company's common stock for each of the five trading days immediately preceding a conversion date is greater than or equal to $105.10, the Company will, in addition to the other consideration payable or deliverable in connection with such conversion, make an interest make-whole payment to the converting holder equal to the sum of the present values of the scheduled payments of interest that would have been made on the 2025 Convertible Notes to be converted had such notes remained outstanding from the conversion date through the earlier of (i) the date that is three years after the conversion date and (ii) the maturity date. The present values will be computed using a discount rate equal to 1%. The Company will satisfy its obligation to pay the interest make-whole payment, at its election, in cash or shares of common stock (together with cash in lieu of fractional shares). The Company has determined that this feature is an embedded derivative and has recognized the fair value of this derivative as a liability in the consolidated balance sheets, with subsequent changes to fair value to be recorded at each reporting period on the consolidated statement of operations in other income, net. See *Note 5 – Fair Value Measurements*, for more information on this derivative liability.

2025 Convertible Note Repurchases and Exchanges

Throughout the year ended December 31, 2024, the Company entered into a series of repurchase and exchange agreements with various holders of the Company's 2025 Convertible Notes, some of whom were considered related parties of the Company. In summary, as a result of these repurchase and exchange agreements, the Company exchanged $146.9 million of outstanding principal of the 2025 Convertible Notes in exchange for $33.8 million of cash, $40.9 million of principal of the 2029 Senior Secured Notes, 2.9 million shares of the Company's common stock, and warrants to purchase an aggregate of approximately 2.5 million shares of the Company's common stock.

As a result of these restructurings, the Company recorded a net loss on extinguishment of debt of $2.9 million within loss on debt restructurings, net in the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2024. For more information on the terms of the warrants issued as a part of these restructuring agreements, please see *Note 8 – Stockholders' Equity (Deficit)*.

As of December 31, 2024, no amount of principal of the 2025 Convertible Notes was held by related parties. As of December 31, 2023, $80.4 million of principal of the 2025 Convertible Notes was held by related parties.

The 2025 Convertible Notes consist of the following (in thousands):

| | December 31, | |
	2024	2023
Principal	$ 14,949	$ 161,898
Add: fair value of embedded derivative	—	—
Less: unamortized debt discount	(25)	(1,106)
Less: unamortized issuance costs	(19)	(880)
Net carrying amount	$ 14,905	$ 159,912

Asset-Backed Revolving Credit Facility

On August 5, 2022, the Company entered into a Loan and Security Agreement (the "Credit Agreement"), by and among Siena Lending Group LLC, as lender ("Lender"), Inseego Wireless, Inc., a Delaware corporation ("Inseego Wireless"), a subsidiary of the Company, and Inseego North America LLC, an Oregon limited liability company, an indirect subsidiary of the

Company, as borrowers (together with Inseego Wireless, the "Borrowers"), and the Company, as guarantor (together with the Borrowers, the "Loan Parties") as subsequently amended.

The Credit Agreement established a secured asset-backed revolving credit facility which is comprised of a maximum $50 million revolving credit facility ("Credit Facility"), with a minimum borrowing amount for interest calculations of $4.5 million upon execution of the Credit Agreement. Availability under the Credit Facility was determined monthly by a borrowing base comprised of a percentage of eligible accounts receivable and eligible inventory of the Borrowers. Outstanding amounts exceeding the borrowing base were to be repaid immediately. The Borrowers' obligations under the Credit Agreement were guaranteed by the Company. The Credit Facility Parties' obligations under the Credit Agreement were secured by a continuing security interest in all property of each Credit Facility Party, subject to certain Excluded Collateral (as defined in the Credit Agreement).

On May 2, 2023, (1) two related parties, South Ocean Funding, LLC and North Sound Ventures, LP (collectively, the "Credit Facility Participants") collectively purchased a $4.0 million last-out subordinated participation interest in the Credit Agreement (the "Credit Facility Participation Interest") from the Lender, and (2) the Borrowers entered into an amendment to the Credit Agreement which increased the borrowing base under the Credit Facility by $4.0 million, increased the minimum borrowing amount for interest calculations to $8.5 million, and modified certain covenants. In connection with the purchase of the Credit Facility Participation Interest, we agreed to pay the Credit Facility Participants an aggregate exit fee (the "Exit Fee") ranging from 7.5% to 12.5% of the amount of the Credit Facility Participation Interest, payable upon the earlier to occur of (a) the maturity date of the Credit Facility, (b) termination of the Lender's commitment to make revolving loans prior to the scheduled maturity date of the Credit Facility, and (c) the early redemption of the Credit Facility Participation Interest, as applicable. Further, the purchase of the Credit Facility Participation Interest granted an option for the Credit Facility Participants to purchase the subject revolving loan or to redeem its Credit Facility Participation Interest under certain circumstances. The Credit Facility Participants are each affiliates of beneficial holders of greater than five percent of our outstanding common stock.

Effective April 18, 2024, the Company exercised its right to voluntarily pay-off and terminate the Credit Facility. As a result of the termination, the Company paid the outstanding balance and related termination fees on the Credit Facility of approximately $3.0 million. The Company also paid the Exit Fee in the aggregate amount of $0.4 million to the Credit Facility Participants. South Ocean Funding, LLC is an affiliate of Golden Harbor, Ltd. and North Sound Ventures, LP is an affiliate of North Sound Management, Inc. As of April 18, 2024, each of Golden Harbor, Ltd. and North Sound Management, Inc. were beneficial owners of in excess of 5% of the Company's outstanding common stock. As a result of the voluntary pay-off, the Company recorded a loss on extinguishment of debt of $0.8 million within loss on extinguishment of revolving credit facility on the Consolidated Statements of Operations and Comprehensive Income during the twelve months ended December 31, 2024.

Interest Expense Summary

The following table sets forth total interest expense, annualized effective interest rate, and interest expense related to related parties, if applicable, for each of the debt instruments detailed above (in thousands, except for percentages):

	Year Ended December 31,	
	2024	2023
2029 Senior Secured Notes		
Contractual interest expense	$ 562	
Amortization of debt issuance costs	24	
Amortization of debt discount/premium	(57)	
Total interest expense	$ 529	
Related party interest expense	$ 411	
2025 Convertible Notes		
Contractual interest expense	$ 3,912	$ 5,262
Amortization of debt issuance costs	489	659
Amortization of debt discount/premium	614	828
Total interest expense	$ 5,015	$ 6,749
Related party interest expense	$ 2,847	$ 3,350
Short-Term Loan		
Contractual interest expense	$ 1,391	
Amortization of debt discount/premium	3,330	
Total interest expense	$ 4,721	
Related party interest expense	$ 4,721	
Credit Facility		
Contractual interest expense	$ 312	$ 1,092
Accretion of exit fee	75	200
Amortization of debt issuance costs	117	466
Total interest expense	$ 504	$ 1,758
Other interest expense	137	579
Consolidated interest expense	$ 10,906	$ 9,086

The annualized effective interest rates, including the impact of non-cash interest expense, for the 2029 Senior Secured Notes, 2025 Convertible Notes, Short-Term Loan, and Credit facility for the year ended December 31, 2024 was 8.5%, 4.2%, 92.7% and 36.1%, respectively. The annualized effective interest rates, including the impact of non-cash interest expense, for the 2025 Convertible Notes and Credit facility for the year ended December 31, 2023 was 4.2% and 54.5%, respectively.

Note 7. Income Taxes

The Company's loss before income taxes for the years ended December 31, 2024 and 2023 is comprised of the following (in thousands):

	Year Ended December 31,	
	2024	2023
Domestic	$ (13,883)	$ (45,262)
Foreign	203	289
Loss before income taxes	$ (13,680)	$ (44,973)

The (benefit) provision for income taxes for the years ended December 31, 2024 and 2023 is comprised of the following (in thousands):

| | Year Ended December 31, | |
	2024	2023
Current:		
Federal	$ —	$ —
State	598	20
Foreign	29	14
Total current	627	34
Deferred:		
Federal	(43)	9
State	105	—
Foreign	—	—
Total deferred	62	9
(Benefit) Provision for income taxes	$ 689	$ 43

The Company's net deferred tax liabilities consist of the following (in thousands):

| | December 31, | |
	2024	2023
Deferred tax assets:		
Accrued expenses	$ 4,620	$ 1,185
Provision for excess and obsolete inventory	4,162	4,679
Capitalized research and experimental expenditures	11,216	8,629
Convertible debt	608	3,526
Depreciation and amortization	2,063	1,725
Interest expense limitation	19,944	18,689
Net operating loss and tax credit carryforwards	97,347	108,690
Share-based compensation	1,533	3,065
Operating lease liability	985	819
Other	351	—
Deferred tax assets	142,829	151,007
Valuation allowances	(141,628)	(149,529)
Deferred tax assets, net of valuation allowances	1,201	1,478
Deferred tax liabilities:		
Right of use asset	(710)	(1,085)
Acquired intangible assets	(665)	(505)
Deferred tax liabilities	(1,375)	(1,590)
Deferred tax liabilities, net	$ (174)	$ (112)

The Company recognizes federal, state and foreign current tax liabilities or assets based on its estimate of taxes payable to or refundable by tax authorities in the current fiscal year. The Company also recognizes federal, state and foreign deferred tax liabilities or assets based on the Company's estimate of future tax effects attributable to temporary differences and carryforwards. The Company records a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether deferred tax assets will be realized are: (1) future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the applicable tax law; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

At December 31, 2024 and 2023, the Company had valuation allowances of $141.6 million and $149.5 million, respectively. The decrease of $7.9 million in 2024 was primarily related to the utilization of net operating losses due to the Company's taxable income position. During the year ended December 31, 2023, the valuation allowance increased by $9.3 million, primarily related to its deferred tax assets created during the year for entities with historical losses and full valuation allowances. Based on the Company's current position on valuation allowance, no net income tax benefits resulted in the Company's consolidated statements of operations from the operating losses created during those years.

Beginning January 1, 2022, we are required to capitalize certain research and development expenditures in accordance with Section 174 of the Internal Revenue Code, as amended by the Tax Cuts and Jobs Act of 2017, instead of expensing such expenditures, as previously allowed. Amortization of such capitalized expenditures are allowed over a 5-year period if incurred domestically or a 15-year period if incurred outside the United States.

The (benefit) provision for income taxes reconciles to the amount computed by applying the statutory federal income tax rate of 21% in 2024 and 2023 to loss before income taxes as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Federal tax benefit, at statutory rate	$ (2,535)	$ (9,895)
State provision, net of federal benefit	1,374	711
Foreign tax rate difference	(17)	(36)
Foreign income inclusions	6,177	—
Valuation allowance against future tax benefits	(8,515)	9,296
Research and development credits	(1,204)	(760)
Share-based compensation	1,989	1,622
Disallowance of loss on debt exchanges	3,344	—
Non-deductible officers compensation	19	—
True-up of prior year provisions	26	(942)
Other	31	47
Provision for income taxes	$ 689	$ 43

At December 31, 2024, the Company had U.S. federal net operating loss carryforwards ("NOLs") related to tax years 2022 and prior of approximately $355.4 million. Approximately $107.2 million of these NOLs have no expiration date. The remainder will begin to expire in 2030, unless previously utilized. Some of these NOLs may be limited by either past or future changes in control events. The Company has California NOLs at December 31, 2024 of approximately $64.4 million, which begin to expire in 2031, unless previously utilized, and no foreign NOLs for its active foreign subsidiaries . At December 31, 2024, the Company had federal research and development tax credit carryforwards, net of unrecognized tax benefits, of approximately $11.4 million, which begin to expire in 2026, unless previously utilized, and California research and development tax credit carryforwards, net of unrecognized tax benefits, of approximately $11.4 million, which have no expiration date.

Pursuant to Internal Revenue Code ("IRC") Sections 382 and 383, annual use of the Company's net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a rolling three-year period. An analysis was performed for the period through December 31, 2024 and did not identify any events of such cumulative change in ownership during the review period. The Company will continue monitoring any future changes in stock ownership.

It is the Company's intention to reinvest undistributed earnings of its continuing foreign subsidiaries' operations and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes on U.S. income taxes which may become payable if undistributed earnings of the foreign subsidiary were paid as dividends to the Company. The Company has recorded an income tax of $0.9 million representing estimated dividend withholding tax in connection with its plan to distribute funds from its discontinued Telematics operations in the first quarter of 2025.

The Company follows the accounting guidance related to financial statement recognition, measurement and disclosure of uncertain tax positions. The Company recognizes the impact of an uncertain income tax position on an income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. No income tax benefit was recognized during the years ended December 31, 2024 and 2023. At December 31, 2024 and 2023, the Company did not have interest expense related to uncertain tax positions or a liability for unrecognized tax benefits. The Company does not expect changes to its uncertain tax position in the next twelve months.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance at December 31, 2022	$	42,915
Increases related to current and prior year tax positions		506
Decreases from lapses of statute of limitations and prior year tax positions		(30,782)
Balance at December 31, 2023		12,639
Increases related to current and prior year tax positions		719
Balance at December 31, 2024	$	13,358

There are no tax benefits that, if recognized, would affect the effective tax rate that are included in the balances of unrecognized tax benefits at December 31, 2024.

The Company and its subsidiaries file U.S., state and foreign income tax returns in jurisdictions with various statutes of limitations. The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. The Company's federal and state tax returns are subject to examination for the years beginning in 2021 and 2020, respectively. Net operating loss carryforwards arising prior to these years are also open to examination, if and when utilized. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years. However, because audit outcomes and the timing of audit settlements are subject to significant uncertainty, the Company's current estimate of the total amounts of unrecognized tax benefits could increase or decrease for all open years.

On August 16, 2022, Congress passed, and the President signed into law, the Inflation Reduction Act of 2022 (the "IRA"), which includes certain business tax provisions. The IRA provides for excise taxes on corporate stock buy-backs and a minimum tax on corporate financial statement income in excess of $1.0 billion. These new provisions became effective January 1, 2023. The IRA had no material impact on the Company's effective tax rate or income tax expense for the year ending December 31, 2024.

Note 8. Stockholders' Equity (Deficit)

Preferred Stock

The Company has a total of 2,000,000 shares of preferred stock authorized for issuance at a par value of $0.001 per share, 150,000 of which have been designated Series D Preferred Stock and 39,500 of which have been designated Series E Preferred Stock. As of December 31, 2024, the Company had 25,000 shares of Series E preferred stock issued and outstanding.

Each share of Series E Preferred Stock entitles the holder thereof to receive, when and if declared by the Company out of assets legally available therefor, cumulative cash dividends at an annual rate of 9.00% payable quarterly in arrears on January 1 April 1, July 1 and October 1 of each year, beginning on March 1, 2020. If dividends are not declared and paid in any quarter, or if such dividends are declared but holders of the Series E Preferred Stock elect not to receive them in cash, the quarterly dividend will be deemed to accrue and will be added to the Series E Base Amount (as defined below). The Series E Preferred Stock has no voting rights unless otherwise required by law. The Series E Preferred Stock is perpetual and has no maturity date. However, the Company may, at its option, redeem shares of the Series E Preferred Stock, in whole or in part, on or after July 1, 2022, at a price equal to 110% of the Series E Base Amount plus (without duplication) any accrued and unpaid dividends. The "Series E Base Amount" means $1,000 per share, plus any accrued but unpaid dividends, whether or not declared by the Company's Board of Directors, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series E Preferred Stock will be entitled to receive, after satisfaction of liabilities to creditors and subject to the rights of holders of any senior securities, but before any distribution of assets is made to holders of common stock or any other junior securities, the Series E Base Amount plus (without duplication) any accrued and unpaid dividends. The aggregate liquidation preference of the issued and outstanding shares of Series E Preferred Stock as of December 31, 2024 was $38.4 million.

Dividends declared, but not paid, related to the Series E Preferred Stock resulted in $13.4 million and $10.1 million of dividends accrued, approximating $535.71 and $404.93 per preferred share, as of December 31, 2024 and 2023, respectively.

Common Stock

As of December 31, 2024, the Company had 150,000,000 shares of $0.001 par value common stock authorized for issuance and 14,990,712 shares issued and outstanding.

As noted in *Note 6 – Debt*, as part of the consideration exchanged in multiple repurchases of principal amounts of the Company's 2025 Convertible Notes, the Company issued 2.9 million shares of its common stock during the year ended December 31, 2024. These shares were recorded at their grant date fair values at a cumulative amount of $44.9 million to additional paid-in capital within the consolidated balance sheet. As discussed in *Note 5 – Fair Value Measurements* above, the Company also incurred issuance costs related to the 2029 Senior Secured Notes and common stock issued, $0.6 million of which was allocated to the common stock issued and recorded within additional paid-in capital within the Company's consolidated balance sheets.

In January 2021, the Company entered into an Equity Distribution Agreement with Canaccord Genuity LLC (the "Agent"), pursuant to which the Company may offer and sell, from time to time, through or to the Agent, up to $40.0 million of shares of its common stock (the "ATM Offering"). During the year ended December 31, 2023 the Company sold 803,596 shares of common stock, at an average price of $7.54 per share, for net proceeds of $5.9 million, after deducting underwriter fees and discounts. Effective as of November 2, 2023, the Equity Distribution Agreement was terminated by the Company, and there will be no further sales under the ATM Offering.

Warrants

As noted in *Note 6 – Debt*, in connection with both the Short-Term Loan Agreement and the various exchange agreements entered into to repurchase principal amounts of the Company's 2025 Convertible Notes, the Company issued warrants during the year ended December 31, 2024 to purchase an aggregate of 3.0 million shares of the Company's common stock. The warrants expire four years from their date of issuance and are exercisable on a cash basis at any time before their expiration dates. The warrants are subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions and contain customary registration rights with respect to the shares of common stock issuable upon exercise of the warrants. As of December 31, 2024, none of the warrants have been exercised. The warrants issued during the year ended December 31, 2024 are the only outstanding warrants as of December 31, 2024. There were no outstanding warrants issued as of December 31, 2023.

The number and exercise price of the warrants issued during the year ended December 31, 2024 are as follows:

Issuance Date	Number of Shares to Purchase with Warrants	Exercise price
June 28, 2024	550,000	$ 12.12
July 18, 2024	236,074	$ 13.37
August 2, 2024	88,534	$ 11.03
October 24, 2024	20,646	$ 12.34
November 6, 2024	180,000	$ 11.27
November 6, 2024	1,543,363	$ 12.12
November 6, 2024	29,687	$ 12.34
November 6, 2024	370,000	$ 15.77
Total	3,018,304	

The proceeds from the Short-Term Loan Agreement, along with the related Short-Term Loan Costs incurred, were allocated to the Short-Term Loan Warrants and Short-Term Loan based on their relative fair values. This allocation resulted in the Short-Term Loan Warrants having a net value of $3.2 million that the Company recorded within additional paid-in capital within the Company's consolidated balance sheets.

The warrants issued as part of the various repurchases and exchanges of principal balances of the 2025 Convertible Notes, during the year ended December 31, 2024 were recorded at a fair value of $27.6 million within additional paid-in capital within the Company's consolidated balance sheets. As discussed in *Note 5 – Fair Value Measurements* above, the Company also incurred issuance costs related to the 2029 Senior Secured Notes and warrants, $0.4 million of which was allocated to the warrants issued and recorded within additional paid-in capital within the Company's consolidated balance sheets.

Note 9. Share-based Compensation

During the years ended December 31, 2024 and 2023, the Company granted awards under the 2018 Omnibus Incentive Compensation Plan, previously named the Amended and Restated 2009 Omnibus Incentive Compensation Plan (the "2018 Plan"). The Compensation Committee of the Board of Directors administers the plans. Under the 2018 Plan, shares of common stock may be issued upon the exercise of stock options, in the form of restricted stock, or in settlement of RSUs or other awards, including awards with alternative vesting schedules such as performance-based criteria. The 2018 Plan authorizes 5,775,308 shares, of which 2,602,875 remain available for future grants.

For the years ended December 31, 2024 and 2023, the following table presents total share-based compensation expense in each functional line item on the consolidated statements of operations (in thousands):

	Year Ended December 31,	
	2024	2023
Cost of revenues	$ 126	$ 662
Research and development	691	1,526
Sales and marketing	430	1,138
General and administrative	2,577	3,645
Income from discontinued operations, net of tax	115	473
Total	$ 3,939	$ 7,444

Stock Options

The Compensation Committee of the Board of Directors determines eligibility, vesting schedules and exercise prices for stock options granted. For performance stock awards subject to market-based vesting conditions, fair values are determined using the Monte-Carlo simulation model. Stock options generally have a term of ten years and vest over a three- to four-year period.

The following table presents the weighted-average assumptions used in the Black-Scholes valuation model by the Company in calculating the fair value of each stock option granted:

	Year Ended December 31,	
	2024	2023
Expected dividend yield	— %	— %
Risk-free interest rate	4.2 %	4.3 %
Volatility	95.1 %	173.6 %
Expected term (in years)	4.0	4.4

The weighted-average fair value of stock option awards granted during the years ended December 31, 2024 and 2023 was $5.82 and $3.16, respectively.

The following table summarizes the Company's stock option activity for the years ended December 31, 2024 and 2023 (dollars in thousands, except per share data):

	Stock Options Outstanding	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding — December 31, 2022	813,296	$ 46.50		
Granted	82,825	4.13		
Exercised	—	—		
Canceled	(350,249)	38.39		
Outstanding — December 31, 2023	545,872	$ 44.16		
Granted	44,250	8.40		
Exercised	(1,475)	15.53		
Canceled	(318,796)	54.28		
Outstanding — December 31, 2024	269,851	$ 26.49	6.05	$ 619
Vested and Expected to Vest — December 31, 2024	248,326	$ 28.17	5.80	$ 526
Exercisable — December 31, 2024	164,405	$ 38.22	4.20	$ 149

The total intrinsic value of stock options exercised to purchase common stock during the year ended December 31, 2024 was approximately $0.1 million.

As of December 31, 2024, total unrecognized share-based compensation expense related to non-vested stock options was $0.5 million, which is expected to be recognized over a weighted-average period of approximately 2.94 years. The Company recognized approximately $0.8 million and $4.0 million of share-based compensation expense related to the vesting of stock option awards during the years ended December 31, 2024 and 2023, respectively.

Restricted Stock Units

Pursuant to the 2018 Plan and the 2015 Plan, the Company may issue RSUs that, upon satisfaction of vesting conditions, allow recipients to receive common stock. Issuances of such awards reduce common stock available under the 2018 Plan and 2015 Plan for stock incentive awards. The Company measures compensation cost associated with grants of RSUs at fair value, which is generally the closing price of the Company's stock on the date of grant. RSUs generally vest over a three- to four-year period.

A summary of restricted stock unit activity under all plans for the years ended December 31, 2024 and 2023 is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested — December 31, 2022	117,837	73.30
Granted	366,713	5.78
Vested	(246,706)	12.92
Forfeited	(34,836)	39.77
Non-vested — December 31, 2023	203,008	19.84
Granted	1,106,862	9.34
Vested	(164,288)	13.42
Forfeited	(33,741)	31.68
Non-vested — December 31, 2024	1,111,841	10.00

During the years ended December 31, 2024 and 2023, the total fair value of shares vested was $2.0 million and $1.2 million, respectively.

As of December 31, 2024, there was $6.9 million of unrecognized share-based compensation expense related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 3.17 years. The Company recognized approximately $3.1 million and $3.3 million of share-based compensation expense related to the vesting of RSUs during the years ended December 31, 2024 and 2023, respectively.

2000 Employee Stock Purchase Plan

The ESPP permits eligible employees of the Company to purchase newly issued shares of common stock, at a price equal to 85% of the lower of the fair market value on (i) the first day of the offering period or (ii) the last day of each six-month purchase period, through payroll deductions of up to 10% of their annual cash compensation. Under the ESPP, a maximum of 722,280 shares of common stock may be purchased by eligible employees.

During the years ended December 31, 2024 and 2023, the Company issued 26,096 shares and 64,150 shares, respectively, under the ESPP. The Company recognized approximately $0.1 million and $0.1 million of share-based compensation expense related to the ESPP during the years ended December 31, 2024 and 2023, respectively.

Note 10. Income (Loss) per Share

Basic income (loss) per share ("EPS") excludes dilution and is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. Potentially dilutive securities (consisting primarily of the 2025 Convertible Notes calculated using the if-converted method and warrants, stock options and RSUs calculated using the treasury stock method) are excluded from the diluted EPS computation in loss periods and when their effect would be anti-dilutive.

The calculation of basic and diluted earnings per share was as follows (in thousands, except share and per share data):

	Income/(Loss) (Numerator)	Shares* (Denominator)	Per-Share Amount
Year Ended December 31, 2024			
Basic and Diluted EPS			
Loss from continuing operations	$ (14,369)		
Less: preferred stock dividends	(3,269)		
Loss from continuing operations attributable to common stockholders	(17,638)	12,535,756	$ (1.41)
Income from discontinued operations, net of tax	18,941	12,535,756	$ 1.51
Income attributable to common stockholders	$ 1,303	12,535,756	$ 0.10
Year Ended December 31, 2023			
Basic and Diluted EPS			
Loss from continuing operations	$ (45,016)		
Less: preferred stock dividends	(2,991)		
Loss from continuing operations attributable to common stockholders	(48,007)	11,372,069	$ (4.22)
Loss from discontinued operations, net of tax	(1,169)	11,372,069	$ (0.10)
Loss attributable to common stockholders	$ (49,176)	11,372,069	$ (4.32)

(*) Adjusted retroactively for reverse stock split that occurred on January 24, 2024, see Note 1

The following is a summary of outstanding potential shares of common stock that have been excluded from the computation of diluted net loss per share attributable to common stockholders because their inclusion would have been anti-dilutive (in thousands):

	Year Ended December 31,	
	2024	**2023**
2025 Convertible Notes	119	1,291
Common stock warrants	3,018	—
Non-qualified stock options	270	546
Restricted stock units	1,112	203
Employee Stock Purchase Plan	29	25
Total	4,548	2,065

Note 11. Commitments and Contingencies

Noncancellable Purchase Obligations

The Company typically enters into commitments with its contract manufacturers and other vendors that require future purchases of goods or services in the upcoming three to four quarters following the balance sheet date. Such commitments are noncancellable ("noncancellable purchase obligations). As of December 31, 2024, future payments under these noncancellable purchase obligations were approximately $44.9 million.

Legal

The Company is, from time to time, party to various legal proceedings arising in the ordinary course of business. The Company is regularly required to directly or indirectly participate in other U.S. patent infringement actions pursuant to its contractual indemnification obligations to certain customers. Based on an evaluation of these matters the Company currently believes that liabilities arising from, or sums paid in settlement of these existing matters, if any, would not have a material adverse effect on its consolidated results of operations or financial condition.

Indemnification

In the normal course of business, the Company periodically enters into agreements that require the Company to indemnify and defend its customers for, among other things, claims alleging that the Company's products infringe upon third-party patents or other intellectual property rights. The Company's maximum exposure under these indemnification provisions cannot be estimated but the Company does not believe that there are any matters individually or collectively that would have a material adverse effect on its consolidated results of operations or financial condition.

Note 12. Leases

The components of the right-of-use assets and lease liabilities were as follows (in thousands):

	Balance Sheet Classification	**December 31, 2024**	**December 31, 2023**
Operating right-of-use assets, net	Operating lease right-of-use assets	$ 2,855	$ 4,022
Current operating lease liabilities	Accrued expenses and other current liabilities	$ 1,346	$ 1,226
Non-current operating lease liabilities	Operating lease liabilities	2,627	3,972
Total operating lease liabilities		$ 3,973	$ 5,198
Weighted-average remaining lease term (in years)		2.7	3.6
Weighted-average discount rate		9.0 %	9.0 %

The components of lease cost were as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Operating lease costs included in operating costs and expenses	$ 1,578	$ 1,521

Supplemental cash flow information related to leases was as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Operating cash flows related to operating leases	$ 1,636	$ 1,659
Operating right-of-use assets obtained in exchange for lease liabilities	$ —	$ —

The future minimum payments under operating leases were as follows at December 31, 2024 (in thousands):

2025	$ 1,637
2026	1,687
2027	1,131
Total minimum operating lease payments	4,455
Less: amounts representing interest	(482)
Present value of net minimum operating lease payments	3,973
Less: current portion	(1,346)
Long-term portion of operating lease obligations	$ 2,627

Note 13. Segment, Geographic, and Concentrations of Risk Information

Segment Information

As previously detailed in Note 1 – Nature of Business and Significant Accounting Policies, the Company operates as one reportable segment. As of December 31, 2024, the Company's Chief Operating Decision Maker ("CODM") was its Executive Chairman. The Company's Executive Chairman left the Company in February 2025, at which point, the Company's CODM became its Chief Executive Officer. Neither of these CODMs manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and financial results. The accounting policies of our one reportable segment are the same as those described in Note 1 – Nature of Business and Significant Accounting Policies.

The CODM uses net income (loss) in evaluating the performance of our single reportable segment and determining how to allocate resources of the Company as a whole, including investing in our products, services and customers. As the Company only has one reportable segment, the measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table details the revenues, significant expenses and other segment items regularly provided to the CODM:

	Year Ended December 31,	
	2024	2023
Revenues	$ 191,244	$ 167,286
Less:		
Adjusted cost of revenues [1]	122,321	130,847
Adjusted research and development [2]	19,905	18,199
Adjusted sales and marketing [2]	15,522	15,495
Adjusted general and administrative [3]	13,203	11,738
Adjusted depreciation and amortization [4]	11,048	17,088
Capitalizable software development expenditures	4,248	7,350
Capitalized software development expenditures	(4,248)	(7,350)
Share-based compensation	3,823	6,972
Amortization of purchased intangible assets related to business combinations	1,320	1,320
Impairment of capitalized software	927	1,115
Right-of-use asset impairment	138	469
Debt restructuring costs	1,322	—
Loss on debt restructurings, net	2,851	—
Loss on extinguishment of revolving credit facility	788	—
Interest expense, net	10,906	9,086
Other income (expense), net	850	(70)
Income tax provision	689	43
Segment net income (loss)	$ (14,369)	$ (45,016)
Reconciliation of profit or loss		
Income (Loss) from discontinued operations, net of tax	18,941	(1,169)
Consolidated net income (loss)	$ 4,572	$ (46,185)

(1) Excludes any share-based compensation expense.
(2) Excludes any depreciation and amortization or share-based compensation expense.
(3) Excludes any depreciation and amortization, share-based compensation expense, right-of-use asset impairments, or debt restructuring costs.
(4) Excludes amortization of purchased intangible assets.

Geographic Information

The following table details the Company's revenues by geographic region based on shipping destination (in thousands):

	Year Ended December 31,	
	2024	2023
United States and Canada	$ 184,324	$ 163,490
Europe (including United Kingdom)	5,298	2,586
Other	1,622	1,210
Total	$ 191,244	$ 167,286

Substantially all of the Company's long-term assets are located within the United States.

Concentrations of Risk

Customer Concentrations

For the year ended December 31, 2024, two customers accounted for 41.9% and 33.6% of revenues, respectively. For the year ended December 31, 2023, three customers accounted for 37.0%, 31.8%, and 17.6% of revenues, respectively.

At December 31, 2024, three customers accounted for 33.6%, 22.8%, and 18.8% of total accounts receivable, net, respectively. At December 31, 2023, three customers accounted for 51.9%, 12.7% and 10.6% of total accounts receivable, net, respectively.

Concentrations in the Available Sources of Supply of Materials and Product

Our services use hardware and software from various third parties, some of which are procured from single suppliers. For example, our MiFi mobile hotspots and fixed wireless access devices rely substantially on chipsets from Qualcomm. From time to time, certain components used in our products or solutions have been in short supply or their anticipated commercial introduction has been delayed or their availability has been interrupted for reasons outside our control.

Note 14. Subsequent Events

Appointment of New Chief Executive Officer

On January 6, 2025, the Company's Board of Directors appointed Juho Sarvikas as Chief Executive Officer of the Company, effective immediately. Mr. Sarvikas was also appointed as a member of the Company's Board of Directors. Mr. Sarvikas, 42, has worked most recently as president of North America for Qualcomm Incorporated since April 2021. Mr. Sarvikas was granted the following equity awards pursuant to his appointment: (i) options to purchase 855,000 shares of common stock, which are subject to both service and market-based vesting requirements and vest over four years; (ii) 167,910 restricted stock units which are subject to both service and market-based vesting requirements and vest over three years; and (iii) 124,347 restricted stock units which are subject only to service conditions and vest over four years.

inseego

Board of Directors

Jeffrey Tuder
Chairman of the Board and
Independent Director

James B. Avery
Independent Director

Christopher Harland
Independent Director

Brian Miller
Independent Director

George Mulhern
Independent Director

Juho Sarvikas
Chief Executive Officer of Inseego
Corp.

Executive Team

Juho Sarvikas
Chief Executive Officer

Vishal Donthireddy
Senior Vice President,
Engineering

Steven Gatoff
Chief Financial Officer

Steve Harmon
Chief Commercial Officer

David Markland
Chief Product Officer

Paul McClaskey
Chief Accounting Officer

Kurt Scheuerman
Chief Administrative Officer,
General Counsel & Secretary

Stockholder Information

Corporate Headquarters
Inseego Corp.
9710 Scranton Road, Suite 200
San Diego, CA 92121
858-812-3400
www.inseego.com

Stock Listing
The Company's common stock
trades on the NASDAQ Global Select
Market under the symbol INSG.

Annual Stockholder Meeting
The Annual Meeting of Stockholders
for Inseego Corp. will be held on
September 10, 2025, at the
Company's corporate headquarters.

Independent Auditors
CBIZ CPAs P.C.
Philadelphia, PA 19103

Transfer Agent and Registrar
Computershare
250 Royall Street
Canton, MA 02021
877-854-4580

Investor Relations Contact
Matt Glover, Gateway Group
IR@inseego.com
949-574-3860

Forward Looking Statements: This annual report contains forward-looking statements within the meaning of the federal securities laws. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under the captions "Cautionary Note Regarding Forward-looking Statements" and "Risk Factors" located in the annual report on Form 10-K included herein, and other factors identified from time to time in our filings with the Securities and Exchange Commission.